Exhibit 99.2

newgold™

Management's Discussion and Analysis

For the quarter ended September 30, 2013

Growing Together

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2013

New Gold Inc.

TABLE OF CONTENTS

1	EXECUTIVE SUMMARY
2	FINANCIAL AND OPERATING HIGHLIGHTS
3	Financial highlights
3	Development and exploration highlights
4	Operating highlights
5	Corporate developments
6	OUTLOOK FOR 2013
7	KEY PERFORMANCE DRIVERS AND ECONOMIC OUTLOOK
7	Key performance drivers
8	Economic outlook
9	CORPORATE SOCIAL RESPONSIBILITY
10	FINANCIAL AND OPERATING RESULTS
10	Summary of quarterly financial and operating results
14	Summary of year-to-date financial and operating results
17	Review of operating mines
25	DEVELOPMENT AND EXPLORATION REVIEW
28	FINANCIAL CONDITION REVIEW
28	Balance sheet review
29	Liquidity and cash flow
30	Commitments
30	Contingencies
31	Contractual obligations
31	Related party transactions
31	Off-balance sheet arrangements
31	Subsequent events
31	Outstanding shares
31	NON-GAAP FINANCIAL PERFORMANCE MEASURES
35	ENTERPRISE RISK MANAGEMENT
35	General risks
36	Financial risk management
40	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES
43	CONTROLS AND PROCEDURES
44	CAUTIONARY NOTES

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2013

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”), including its predecessor entities. This MD&A should be read in conjunction with New Gold’s unaudited consolidated financial statements for the three and nine months ended September 30, 2013 and 2012 and related notes which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A should also be read in conjunction with our audited annual financial statements for the year ended December 31, 2012 and the related Management’s Discussion and Analysis. This MD&A contains forward-looking statements that are subject to risk factors set out in a cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All figures are in United States dollars and tabular amounts are in millions, unless otherwise noted. This MD&A has been prepared as at October 28, 2013. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

EXECUTIVE SUMMARY

New Gold is an intermediate gold producer with operating mines in Canada, Mexico, the United States and Australia and development projects in Canada and Chile. With a strong liquidity position, simplified balance sheet and an experienced management and board of directors, the Company has a solid platform to continue to execute its growth strategy. During the third quarter of 2013, the New Afton Mine in Canada (“New Afton”), the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”), the Mesquite Mine in the United States (“Mesquite”) and the Peak Mines in Australia (“Peak Mines”) combined to produce 94,038 ounces of gold, 23.7 million pounds of copper and 219,430 ounces of silver. Two of the Company’s four operations, Peak Mines and particularly New Afton, have performed well this year, while Cerro San Pedro and Mesquite have faced certain operational challenges. As a result, New Gold’s updated 2013 gold production outlook is 390,000 to 400,000 ounces. The Company’s targeted copper and silver production for the year remains unchanged.

New Gold’s production costs remain very competitive when compared to the broader gold mining space. In the third quarter of 2013, New Gold achieved all-in sustaining costs(1) of $779 per ounce compared to $869 per ounce in the same prior year period. New Gold has demonstrated a steady and meaningful decrease in costs during 2013 from $1,004 per ounce in the first quarter and $931 per ounce in the second quarter to $779 per ounce in the third quarter. The Company continues to further establish itself as one of the lowest cost producers in the industry. All-in sustaining costs for 2013 are expected to be approximately $900 per ounce.

New Gold has been able to maintain its costs at a level it believes is well below the industry average as the Company also produces silver and copper as by-product metals which have historically moved in line with and acted as an offset to some of the input cost pressures faced by the mining industry.

As part of its pursuit of value-enhancing growth opportunities, on June 18, 2013, New Gold commenced a friendly take-over bid to acquire all of the shares of Rainy River Resources Ltd. (“Rainy River”). Rainy River’s key asset is the 100%-owned Rainy River gold development project located in northwestern Ontario with a current gold reserve of 4.0 million ounces. By the conclusion of the bid on August 8, 2013, New Gold had acquired approximately 97.5% of the outstanding shares of Rainy River. Subsequent to quarter end, on October 15, 2013, New Gold completed its compulsory acquisition of the approximately 2.5% remaining shares of Rainy River which were not tendered to the bid and New Gold became the registered owner of 100% of Rainy River. The Company is in the process of completing its detailed review and update of the Rainy River feasibility study as well as advancing the permitting efforts for the project. Results of the Rainy River feasibility study update are expected in late 2013 or early 2014.

The Company plans to make a decision regarding the sequencing of the Blackwater and Rainy River projects in 2014.  Pending a sequencing decision, the Company is advancing the permitting process and managing its activities and capital commitments to synchronize the project timelines to the extent appropriate and to ensure that both projects are in a position to commence construction promptly after a construction decision is made.

New Gold continues to build on its successful portfolio which now consists of four operating mines and three development projects, all located in jurisdictions that are considered favourable to mining activities.

1.
We use certain non-GAAP financial performance measures throughout our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

FINANCIAL AND OPERATING HIGHLIGHTS
	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Operating information:
Gold (ounces):
Produced (1)	94,038	104,577	291,168	299,009
Sold (1)	94,082	95,166	287,300	285,769
Silver (ounces):
Produced (1)	219,430	488,339	1,003,069	1,537,230
Sold (1)	223,681	492,296	997,159	1,506,139
Copper (thousands of pounds):
Produced (1)	23,701	14,207	61,366	21,900
Sold (1)	23,455	9,190	58,847	15,855
Average realized price (2):
Gold ($/ounce)	1,359	1,560	1,375	1,540
Silver ($/ounce)	21.31	30.09	24.59	30.32
Copper ($/pound)	3.25	3.69	3.24	3.60
Total cash costs per gold ounce sold (2) (3)	280	443	399	486
All-in sustaining costs per gold ounce sold (2)	779	869	905	830

Financial Information:
Revenues	196.0	195.5	581.3	540.4
Earnings from mine operations	51.2	77.3	142.8	231.4
Adjusted net earnings (2)	20.0	42.6	44.6	133.5
Net earnings	12.2	17.8	63.5	75.1
Adjusted net cash generated from operations(2)	54.0	46.7	155.7	129.6
Net cash generated from operations	36.2	46.7	72.2	129.6
Capital expenditures	63.7	142.6	201.1	398.0
Total assets	4,496.8	3,481.3	4,496.8	3,481.3
Cash and cash equivalents	428.8	147.6	428.8	147.6
Long-term debt	859.7	397.5	859.7	397.5

Share Data:
Earnings per share from continuing operations:
Basic	0.02	0.04	0.13	0.16
Diluted	0.02	0.03	0.13	0.16
Adjusted net earnings per basic share (2)	0.04	0.09	0.09	0.29
Share price as at September 30 (TSX – Canadian dollars)	6.14	12.05	6.14	12.05
Weighted average outstanding shares (basic) (millions)	495	462	483	462
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
We use certain non-GAAP financial performance measures throughout our MD&A. All-in sustaining costs and total cash costs per gold ounce sold, average realized price, operating margin, adjusted net earnings, adjusted net earnings per share, adjusted net cash generated from operations and cash generated from operations, excluding working capital changes and income taxes paid, are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
The calculation of total cash costs per gold ounce sold is net of by-product silver and copper revenues. If silver and copper revenues were treated as co-products, co-product total cash costs for the three months ended September 30, 2013 would be $686 per ounce of gold (2012 - $715), $12.75 per ounce of silver (2012 - $14.10); and $1.75 per pound of copper (2012 - $1.86). For the nine months ended September 30, 2013, co-product cash costs would be $731 per ounce of gold (2012 - $682), $14.00 per ounce of silver (2012 - $13.51); and $1.85 per pound of copper (2012 - $1.77).

FINANCIAL HIGHLIGHTS

•   Revenues were $196.0 million for the third quarter of 2013, compared to $195.5 million in the same prior year period. The benefit from increased copper sales in the quarter was offset by a decrease in gold and silver sales and a decrease in the average realized price of all metals. The average realized price for the third quarter of 2013 was $1,359 per ounce of gold, $21.31 per ounce of silver and $3.25 per pound of copper, compared to $1,560 per ounce of gold, $30.09 per ounce of silver and $3.69 per pound of copper in 2012.  Revenues were $581.3 million for the first nine months of 2013 compared to $540.4 million in the same prior year period.

•   Earnings from mine operations were $51.2 million for the third quarter of 2013 compared to $77.3 million in the same prior year period. The decrease in earnings from mine operations is attributed primarily to lower average realized commodity prices. While incremental earnings from mine operations resulted from the addition of New Afton as an operating mine for a full quarter, there were lower earnings from mine operations at the other operating sites, primarily Cerro San Pedro and Mesquite, reflecting the lower commodity prices, mining of lower grade ore at leach pad operations, as well as lower average recoveries.  Earnings from mine operations were $142.8 million in the nine months ended September 30, 2013 relative to $231.4 million in the same prior year period.

•   Net earnings from continuing operations for the third quarter of 2013 were $12.2 million or $0.02 per basic share, compared to $17.8 million or $0.04 per basic share in the same prior year period. Net earnings were negatively impacted by transaction costs associated with the purchase of Rainy River, the change in earnings from mine operations, as well as increased exploration and finance costs.  These were offset by lower tax expense and the impact of non-operating “Other gains and losses”, where a gain of $5.9 million was recorded for the quarter ended September 30, 2013 relative to a loss of $15.6 million in 2012. This current quarter gain includes a non-cash gain on non-hedged derivatives of $1.6 million which related to the mark to market of the share purchase warrant liability, relative to a $11.6 million loss in the prior year period which related to the mark to market of the share purchase warrant liability and the equity conversion option on the previously held convertible debentures. Net earnings from continuing operations were $63.5 million or $0.13 per basic share for the nine months ended September 30, 2013 compared to $75.1 million or $0.16 per basic share in the same prior year period.

•   Adjusted net earnings for the third quarter of 2013 were $20.0 million or $0.04 per basic share, relative to earnings of $42.6 million or $0.09 per basic share in the same prior year period.  Adjusted net earnings were impacted by the change in earnings from mine operations, as well as increased exploration and finance costs, offset by a reduction in tax expense. Adjusted net earnings from continuing operations for the nine months ended September 30, 2013 were $44.6 million or $0.09 per basic share, compared to $133.5 million or $0.29 per basic share in the same prior year period.

•   Net cash generated from operations for the third quarter of 2013 was $36.2 million compared to $46.7 million in the same prior year period. While New Afton significantly added to New Gold’s net cash generated from operations, lower average realized prices and reduced net cash generated at Mesquite and Cerro San Pedro offset the benefit. In addition, net cash generated from operations was reduced by the payment of $17.8 million of acquisition expenses associated with the Rainy River transaction. The $17.8 million includes advisory and legal fees paid by both Rainy River and New Gold, as well as change of control payments for Rainy River. Net cash generated from operations for the first nine months of 2013 was $72.2 million compared to $129.6 million in the same prior year period.

•   Adjusted net cash generated from operations for the third quarter of 2013 was $54.0 million compared to $46.7 million in the same prior year period. In the quarter, $17.8 million of Rainy River acquisition expenses was added back to net cash generated from operations. The prior period contains no adjustments. For the nine months ended September 30, 2013, the adjusted net cash generated figure of $155.7 million adjusts for $65.7 million cash used to close the outstanding hedge position in May 2013 and $17.8 million of Rainy River acquisition expenses.  This compared to $129.6 million in the prior year period which contains no adjustments.

•   Cash and cash equivalents were $428.8 million at September 30, 2013 compared to $687.8 million at December 31, 2012.

DEVELOPMENT AND EXPLORATION HIGHLIGHTS

•   During the quarter, New Gold acquired 97.5% of Rainy River Resources Ltd. through a friendly take-over bid. Subsequent to quarter-end, the remaining 2.5% was acquired. Since acquiring Rainy River, New Gold has commenced a technical update on the feasibility study with results expected in late 2013 or early 2014.

•   At Blackwater, work continued on the feasibility study which remains on track for completion in late 2013. The project has further advanced its Environmental Impact Assessment and discussion on Participation Agreements with key First Nations.

•   The Company’s exploration efforts at New Afton continue to focus on two key areas, the East Cave extension and the C-Zone. The results of the ongoing drilling program will be incorporated into an updated mineral resource and reserve statement scheduled for completion at year end.

OPERATING HIGHLIGHTS

•   Gold production for the third quarter of 2013 was 94,038 ounces, compared to 104,577 ounces in the same prior year period. Production increases from New Afton were offset by lower production at Mesquite and Cerro San Pedro. New Afton’s third quarter production increased by 80% compared to the same prior year period. In the quarter, New Afton reached its targeted increase in mill throughput to 12,000 tonnes per day relative to the design capacity of 11,000 tonnes per day. The increased throughput, in combination with gold grades reconciling favourably with the Company’s plan, allowed for a 16% increase gold production over the second quarter of 2013. The benefit of New Afton’s production was offset by lower production at Cerro San Pedro due to mining of lower grade due to a pit wall movement and lower than planned recoveries as well as Mesquite which was impacted by less ore tonnes and lower ore grade. Gold production for the nine months ended September 30, 2013 was 291,168 ounces, compared to 299,009 ounces in the same prior year period.

•   Copper production for the third quarter of 2013 was 23.7 million pounds, an increase of 67% compared to 14.2 million pounds in the same prior year period. This increase was due to the addition of New Afton. New Afton’s copper production exhibited similar improvements to those highlighted above with regard to its gold production resulting in a 12% increase in copper production compared to the second quarter of 2013. Copper production for the nine months ended September 30, 2013 was 61.4 million pounds, compared to 21.9 million pounds in the same prior year period.

•   Gold sales in the third quarter of 2013 were 94,082 ounces, compared to 95,166 ounces in the same prior year period. The relatively consistent gold sales is a result of higher production at New Afton offset by decreased production at Cerro San Pedro and Mesquite, as well as relative inventory movements. Gold sales in the third quarter of 2012 were impacted by a portion of New Afton’s production being credited to the pre-commercial production period.  Gold sales were 287,300 ounces during the nine months ended September 30, 2013 compared to 285,769 ounces in the same prior year period.

•   Total cash costs per ounce sold for the third quarter of 2013, net of by-product sales, were $280 per ounce compared to $443 per ounce in the same prior year period. The reduction of $163 per ounce relative to the same prior year period was primarily driven by increased contribution from the low cost New Afton Mine. Total cash costs per ounce sold, net of by-product sales, were $399 per ounce for the nine months ended September 30, 2013 compared to $486 per ounce in the same prior year period.

•   All-in sustaining costs per ounce sold for the third quarter of 2013 were $779 per ounce compared to $869 per ounce in the same prior year period. The Company’s third quarter costs in 2013 benefitted from the contribution of the low cost New Afton Mine.  All-in sustaining costs per ounce of gold sold were $905 per ounce for the nine months ended September 30, 2013 compared to $830 per ounce in the same prior year period.

CORPORATE DEVELOPMENTS

The Company continues to pursue disciplined growth both through organic initiatives and mergers and acquisitions. The Company came together through two accretive business combinations in mid-2008 and mid-2009. Since the middle of 2009, New Gold has been successful in enhancing the value of its portfolio of assets, while also continually looking for compelling external growth opportunities. The Company continues to evaluate assets in favourable jurisdictions and where the asset has the potential to provide New Gold shareholders with meaningful gold production, cash flow and exploration potential, while ensuring that any potential acquisition is accretive on key per share metrics. The Company strives to maintain a strong financial position while continually reviewing strategic alternatives with the view of maximizing shareholder value. In short, New Gold’s objective is to pursue corporate development initiatives that will leave the Company and its shareholders in a fundamentally stronger position.

Earlier this year, on May 31, 2013, New Gold announced its offer to acquire Rainy River through a friendly take-over bid. Pursuant to the Agreement, New Gold offered, at the election of each holder of Rainy River common shares, 0.5 of a common share of New Gold or $3.83 in cash, in each case subject to pro ration (the “Offer”). Rainy River’s key asset is the 100% owned Rainy River gold project located in northwestern Ontario with a current gold reserve of 4.0 million ounces. As of August 8, 2013, New Gold had acquired approximately 100.6 million common shares of Rainy River pursuant to the Offer, representing 97.5% of the outstanding Rainy River shares. Subsequent to quarter end, on October 15, 2013, New Gold completed its compulsory acquisition of the approximately 2.5% remaining shares of Rainy River and New Gold became the registered owner of 100% of Rainy River. The Company is in the process of completing its detailed review and update of the Rainy River feasibility study as well as advancing the permitting efforts for the project.

The Company strongly believes in the potential of both the Blackwater and Rainy River projects.  In January 2013, the Company commenced a feasibility study for Blackwater which is scheduled to be completed in December of this year.  In addition, the Company is updating the Rainy River feasibility study, which is expected to be completed in late 2013 or early 2014.  The Company continues to advance the permitting process for both projects.

With the benefit of the additional technical work and further progress in obtaining permits, the Company plans to make a decision regarding the sequencing of these projects in 2014.  The Company’s capital allocation decision will be based on, among other things, prevailing market conditions, available capital resources and the most up to date information regarding project economics and permitting.  Pending a sequencing decision, the Company is managing its activities and capital commitments in respect of both Blackwater and Rainy River to synchronize the project timelines to the extent appropriate and ensure that both projects are in a position to commence construction promptly after a construction decision is made.

On September 24, 2013, New Gold announced that Randall Oliphant, Executive Chairman, was elected Chairman of the World Gold Council. The World Gold Council is the market development organization for the gold industry. Significant initiatives spearheaded by the World Gold Council include the publication of the Conflict-Free Gold Standard and the guidance notes on All-In Costs.

OUTLOOK FOR 2013
As a result of the previously disclosed operational challenges at the Company’s Cerro San Pedro and Mesquite Mines, New Gold today provides an updated 2013 outlook.

Production
Gold production at both New Afton, the Company’s largest cash flow contributor, and the Peak Mines remains in line with New Gold’s original guidance, however, production at Mesquite and Cerro San Pedro is expected to be below the targets set in early 2013. Gold production at Mesquite is expected to be between 110,000 and 115,000 ounces and at Cerro San Pedro it is expected to be between 95,000 and 100,000 ounces. As a result, on a consolidated basis, the Company expects to produce between 390,000 and 400,000 ounces of gold in 2013. At the same time, consolidated copper production remains in line with the original guidance range of 78 to 88 million pounds and the silver production target at Cerro San Pedro is approximately 1.3 million ounces.

Total Cash Costs and All-in Sustaining Costs
New Gold expects its consolidated 2013 total cash costs to be approximately $375 per ounce and its 2013 all-in sustaining costs to be approximately $900 per ounce. Both estimates have increased by approximately $25 per ounce, with this increase largely attributable to the lower gold production expectation. For the balance of the year, the cost targets include assumptions for gold, silver and copper prices of $1,300 per ounce, $20.00 per ounce and $3.25 per pound and Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.00, $1.00 and $13.00 to the U.S. dollar.

New Gold remains well positioned as one of the lowest cost producers in the industry whether measured on an all-in sustaining or total cash costs basis.

KEY PERFORMANCE DRIVERS AND ECONOMIC OUTLOOK

KEY PERFORMANCE DRIVERS

There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are spot prices of gold, copper and silver, as well as foreign exchange rates.

Production Volumes and Costs

New Gold’s portfolio of operating mines produced 94,038 ounces of gold in the third quarter of 2013.

Total cash costs and all-in sustaining costs per gold ounce sold for the quarter, net of by-products sales, of $280 per ounce and $779 per ounce, respectively, are well below the industry average.

Commodity Prices

Gold Prices
The price of gold is the largest single factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company will be closely related to the prevailing price of gold. In the third quarter of 2013, New Gold attained a higher average realized gold price relative to the spot market primarily due to the closure of the hedge position in the second quarter of 2013, giving New Gold full leverage to reigning gold prices in the third quarter, as well as the settling of provisionally priced concentrate shipments at higher gold prices than recorded at June 30, 2013.

Gold initially rallied during the third quarter of 2013 from the low of $1,192 per ounce seen at the end of the second quarter. After reaching more than $1,420 per ounce in August, the price closed the quarter at $1,327 per ounce. Interest rates continue at historically low rates and could remain depressed for the foreseeable future in the face of a slow-moving economic recovery.  This issue, in addition to continuing political and economic difficulties, are traditionally positive factors for gold.

During the third quarter of 2013, the London PM fix gold price averaged $1,328 per ounce compared to $1,655 per ounce in 2012. For the first nine months of 2013, the London PM fix gold price averaged $1,457 per ounce compared to $1,652 per ounce in 2012.

Copper and silver prices
The spot copper price increased by 8% during the quarter. During the quarter, the London Metals Exchange copper price averaged $3.21 per pound compared to $3.50 per pound during the third quarter of 2012. The copper London Metals Exchange price averaged $3.35 per pound for the first nine months of 2013 compared to $3.61 per pound in 2012.

The price for silver increased to $21.68 at September 30, 2013, compared to $18.86 at June 30, 2013. During the third quarter of 2013, silver had an average London PM fix price of $21.37 per ounce compared to $29.91 per ounce in 2012. For the first nine months of 2013, silver had an average London PM fix price of $24.85 per ounce compared to $30.65 per ounce in 2012.

Foreign Exchange Rates
The Company operates in Canada, Mexico, the United States, Australia and Chile. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars.

New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. We have exposure to the Canadian dollar through New Afton, Blackwater and Rainy River, as well as through our corporate administration costs. We also have exposure to the Mexican peso through Cerro San Pedro and to the Australian dollar through our Peak Mines operations.

The Canadian dollar strengthened by approximately 2% during the quarter. A stronger Canadian dollar increases costs in U.S. dollar terms at the Company’s Canadian operations.

The Mexican peso weakened slightly during the quarter compared with the U.S. dollar. A significant proportion of costs at Cerro San Pedro are incurred in U.S. dollars and, as such, the movement in the Mexican peso exchange rate is not a significant driver of U.S. dollar-denominated costs.

The Australian dollar strengthened by 2% during the quarter while remaining well below parity with the U.S. dollar. From the end of 2012, the Australian dollar has decreased by approximately 10%.  A weaker Australian dollar reduces costs in U.S. dollar terms at the Company’s Australian operations.

For an analysis of the impact of foreign exchange fluctuations on operating costs in 2013 relative to 2012, refer to the ‘Review of Operating Mines’ sections for New Afton, Cerro San Pedro and Peak Mines for details.

ECONOMIC OUTLOOK

In the third quarter, equity indices continued their strong start to the year, with the MSCI All-Country World Index climbing by a further 7% and the S&P 500 Index increasing by approximately 5%. However, during early October, disagreements in the U.S. between the Republican and Democratic parties over the process to approve U.S. government funding and raise the debt ceiling have caused markets to become nervous. At this time, the concern has triggered selling in most markets and has not resulted in strong gains in the gold price seen during the previous similar fiscal standoff in 2011.  Regardless of short-term political and economic consequences, continuing uncertainty, volatility and an ongoing low interest rate environment should ultimately provide positive encouragement for gold investors.

Economic events can have significant effects on the gold price, via currency rate fluctuations, the relative strength of the U.S. dollar, supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. Management anticipates that the long term economic environment should remain positive with respect to precious metals and for gold in particular, and believes the prospects for the business are favourable. The Company has not hedged foreign exchange rates and metal prices with the exception of the gold hedge mandated by Mesquite’s 2008 project financing. That hedge position was eliminated May 15, 2013. New Gold’s growth plan is focused on organic and acquisition-led growth, and the Company plans to remain flexible in the current environment to be able to respond to opportunities as they arise.

CORPORATE SOCIAL RESPONSIBILITY

New Gold is committed to excellence in corporate social responsibility. We consider our ability to make a lasting and positive contribution toward sustainable development through the protection of the health and well-being of our people and our host communities, environmental stewardship and community engagement and development, a key driver to achieving a productive and profitable business.

As a partner of the United Nations Global Compact, New Gold’s policies and practices are guided by its principles on Human Rights, Labour, Environment and Anti-Corruption. As a member of the Mining Association of Canada (“MAC”), our Canadian operations adhere closely to the principles of MAC’s Towards Sustainable Mining program.

New Gold’s corporate social responsibility objectives include promoting and protecting the welfare of our employees through safety-first work practices, upholding fair employment practices and encouraging a diverse workforce, where people are treated with respect and are supported to realize their full potential. At New Gold, we believe that our people are our most valued assets regardless of gender, race, cultural background, age or religion. We strive to create a culture of inclusiveness that begins at the top and which is reflected in our hiring, promotion and overall human resources practices. We encourage tolerance and acceptance in worker-to-worker relationships. In each of our host communities we are recognized as an employer of choice as a result of our competitive wages, competitive benefits and our policies of recognizing and rewarding employee performance and promoting from within.

We are committed to preserving the long-term health and viability of the natural environments affected by our operations. Wherever New Gold operates – in all stages of mining activity, from early exploration and planning, to commercial mining operations through to eventual closure – we are committed to excellence in environmental management. From the earliest site investigations, we carry out comprehensive environmental studies to establish baseline measurements for flora, fauna, land, air and water. During operations we promote the efficient use of resources, work to minimize environmental impacts and maintain robust monitoring programs, including groundwater and air quality. We implement progressive reclamation and re-vegetation activities throughout the life of our operations. After mining activities are complete, our objective is to restore the land to a level of productivity equivalent to its pre-mining capacity. We continually seek new strategies for enhancing our environmental performance including programs to improve energy efficiency, reduce our carbon footprint and minimize our use of water and other resources.

We are committed to establishing relationships based on mutual benefit and active participation with our host communities to contribute to healthy communities and sustainable community development. Wherever our operations interact with indigenous peoples, we endeavor to understand and respect traditional values, customs and culture. We take meaningful action to serve their development needs and priorities through collaborative agreements aimed at creating jobs, training and lasting socio-economic benefits. We foster open communication with local residents and community leaders and strive to be a full partner in the long-term sustainability of the communities and regions in which we operate. We believe that only by thoroughly understanding the people, their histories, and their needs and plans, can we engage in a meaningful development process that will contribute to their cultural and economic health and welfare.

FINANCIAL AND OPERATING RESULTS

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

Production
New Gold’s consolidated gold production during the third quarter of 2013 was 94,038 ounces compared to 104,577 ounces in the same prior year period. Increased production at New Afton was offset by lower production at Cerro San Pedro and Mesquite due to lower grades and recoveries.  New Afton increased gold production by 80% relative to the prior year period, producing 25,220 ounces in the third quarter of 2013 compared to 14,014 ounces in 2012. A significant milestone was achieved during the third quarter of 2013 as New Afton reached its targeted increase in throughput to 12,000 tonnes per day, from a design capacity of 11,000 tonnes per day. The benefit of New Afton’s production was offset by lower production at Mesquite where the mining of lower grade ore was further impacted by a negative variance between realized and planned grades in the area of the pit that was mined during the third quarter.  Additionally, Cerro San Pedro’s production was impacted by lower tonnes placed and lower recoveries. The placement of lower ore tonnes was primarily driven by the impact of a pit wall movement whereas the recoveries were impacted by the changing nature of ore types at Cerro San Pedro.

New Gold’s consolidated copper production during the third quarter increased to 23.7 million pounds from 14.2 million pounds in the same prior year period. The increase was largely attributable to the production contribution from New Afton. New Afton’s copper production exhibited similar quarter-over-quarter improvements to those highlighted above in regard to its gold production.  The continued throughput increases, coupled with steady grade and recoveries, led to a 12% increase in copper production compared to the second quarter of 2013.

Silver production at Cerro San Pedro decreased during the third quarter with 219,430 ounces in 2013 relative to 488,339 ounces in the same prior year period, due primarily to mining of lower silver grades and recovery issues noted above.

Revenues
Revenues were $196.0 million for the third quarter of 2013, compared to $195.5 million in the same prior year period. The moderate increase is driven primarily by higher copper sales volumes offset by a decrease in gold and silver sales volumes relative to the same prior year period and decreased average realized prices. Copper sales were 23.5 million pounds reflecting a full quarter of New Afton copper sales, relative to 9.2 million pounds in the same prior year period which represented the commercial production period which started on July 31, 2012.  Gold sales in the third quarter of 2013 were 94,082 ounces, relative to 95,166 ounces in the third quarter of 2012. Silver sales in the third quarter of 2013 decreased, as expected and in line with production, to 223,681 ounces from 492,296 ounces in 2012. Revenue was additionally impacted by lower average realized prices across all metals. The average realized prices for the third quarter of 2013 were $1,359 per ounce of gold, $21.31 per ounce of silver and $3.25 per pound of copper, compared to $1,560 per ounce of gold,  $30.09 per ounce of silver and $3.69 per pound of copper in the same prior year period.

Operating expenses
Operating expenses increased from $88.8 million in the third quarter of 2012 to $102.1 million in the third quarter of 2013, driven almost entirely by the addition of New Afton.  Gross operating costs for New Afton in the third quarter of 2013 were $27.6 million, compared to $13.6 million in 2012 as New Afton was ramping up towards full production which was achieved on July 28, 2012.

Depreciation and depletion
Depreciation and depletion for the third quarter of 2013 was $42.7 million compared to $29.4 million for the same prior year period, again primarily as a result of New Afton now being part of the operating portfolio. Depreciation and depletion for New Afton was $25.5 million, compared to $10.0 million in 2012 as New Afton was ramping up towards full production which was achieved on July 28, 2012.

Earnings from mine operations
For the third quarter of 2013, New Gold had earnings from mine operations of $51.2 million compared with $77.3 million in the same prior year period. The decrease in earnings from mine operations is attributed primarily to lower average realized commodity prices. While incremental earnings from mine operations resulted from the addition of New Afton as an operating mine for a full quarter, there were lower earnings from mine operations at the other operating sites reflecting the lower commodity prices, mining of lower grade ore at leach pad operations, as well as decreased recoveries at Cerro San Pedro.

Corporate administration costs
Corporate administration costs were $6.5 million in the third quarter of 2013 compared to $3.2 million incurred in the same prior year period. The prior year quarter includes a $3.1 million reimbursement of legal fees paid related to the claim over the El Morro development project.

Share-based compensation costs
Share-based compensation costs were $2.2 million compared to $3.3 million in the third quarter of 2013 and 2012, respectively. The reduction reflects the mark to market of equity-based liabilities.

Exploration and business development
Exploration and business development costs were $12.5 million in the third quarter of 2013 compared with $4.7 million for the same prior year period.  New Afton incurred $4.2 million in exploration expense for the quarter, compared to $1.0 million in the prior year period, as the C-Zone exploration program continued in the third quarter of 2013.  The objective of this program is to add Mineral Resources immediately at the base of the current Reserve block and to further delineate the C-Zone which lies immediately down plunge of the current New Afton Reserve. Blackwater incurred $7.6 million in the third quarter of 2013 compared to nil for the prior year period. During the third quarter of 2013, the Company advanced its property wide exploration program at Blackwater drilling 4,236 metres at Capoose and 14,481 metres of first pass drill testing on seven additional prospective areas. Preliminary results of this work are encouraging, with favourable potential for concealed gold-silver mineralization in the subsurface at each of the targets tested. Increased exploration costs at New Afton and Blackwater were partially offset by a decrease in exploration costs compared to the prior year at the other operating sites.

Hedging
On May 15, 2013, New Gold eliminated the remaining hedge position related to its legacy gold hedges that were associated with the 2008 project financing put in place to develop the Mesquite Mine. At May 15, 2013, the outstanding hedge position was valued at $65.7 million and cash was paid equal to this value to settle the hedge in full. For the third quarter of 2013, Mesquite had no realized losses within revenues compared to realized losses of $12.0 million in the same prior year period.

As the forecasted item, the production and sale of gold ounces from the Mesquite Mine, is still scheduled to occur, IFRS requires that the Other Comprehensive Income (“OCI”) related to the hedge contract that was due to settle out to December 2014 should reclassify into earnings as scheduled. While New Gold operating cash flow should benefit by realizing the spot price for all gold ounces at Mesquite going forward, revenue will continue to be impacted by the quarterly reclassification of the loss in OCI to revenue.  Approximately $7.0 million of OCI loss will reclassify into earnings on a quarterly basis until December 2014.  This will be added back for the purposes of adjusted earnings.

Other gains and losses
The following other gains and losses are all added back for the purposes of adjusted net earnings:

Non-hedged derivatives
For the quarter ended September 30, 2013, the Company recorded a gain of $1.6 million relating to the share purchase warrants. This compares to a loss of $2.6 million in the same prior year period. As the share purchase warrants are denominated in Canadian dollars, but the Company’s functional currency is the U.S. dollar, it is a requirement under IFRS to account for them as a liability. The fair value of this liability is assessed at each reporting period. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark to market of the liability is reflected on the financial statements.

In the third quarter of 2013, the Company recorded a loss of nil relating to the equity conversion option of its previously held convertible debentures compared to a loss of $9.0 million in the prior year period.

Foreign exchange
The Company recognized a foreign exchange gain of $6.7 million for the quarter ended September 30, 2013 compared to a loss of $3.7 million in the same prior year period. Foreign exchange gains and losses arise due to the fact that the Company operates in Canada, Mexico, the United States, Australia and Chile and, as a result, has foreign currency exposure with respect to items not denominated in U.S. dollars.

Ineffectiveness of hedge instruments
For the quarter ended September 30, 2013,  there was no gain or loss recorded for the ineffective portion of the gold hedge as New Gold eliminated the remaining hedge position. This compares to a loss of $0.6 million for the same prior year period.

Income tax
Income and mining tax expense in the third quarter of 2013 was $10.3 million compared to $30.6 million in the same prior year period, reflecting an effective tax rate of 46% for the third quarter of 2013 compared to 63% in 2012. The primary reason for an increased rate in 2012 was because of recognizing a tax expense of $9.4 million as a result of the Chilean government substantively enacting an increase in the category 1 income tax rate from 18.5% to 20%.

On an adjusted net earnings basis, the effective tax rate in the third quarter of 2013 was 30% compared to 33% in the same prior year period.  The adjusted effective tax rates exclude the impact of the hedge settlement and any changes in the recognition of deferred tax assets, specifically fair value changes in share purchase warrants and convertible debentures, as well as the impact of adjustments to uncertain tax positions and the hedge loss.

Net earnings from continuing operations
For the quarter ended September 30, 2013, New Gold had net earnings of $12.2 million, or $0.02 per basic share. This compares with net earnings of $17.8 million, or $0.04 per basic share in the same prior year period.

Adjusted net earnings
For the quarter ended September 30, 2013, adjusted net earnings from continuing operations were $20.0 million or $0.04 per basic share, a decrease from adjusted net earnings of $42.6 million or $0.09 per basic share in the prior year period.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statement.  Key entries in this grouping are the fair value changes for share purchase warrants, foreign exchange gain or loss and other non-recurring items, particularly the loss on redemption of the Senior Secured Notes. Additionally, revenue has been adjusted for the impact of the hedge loss in OCI that reclassifies earnings quarterly and the transaction costs related to the Rainy River acquisition.  The prior period tax is adjusted for the impact of the increase in the Category 1 income tax in Chile. Adjusting for these items provides an additional measure to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented.

See “Non-GAAP Financial Performance Measures” for reconciliation of net earnings to adjusted net earnings.

Quarterly financial and operating information
Selected financial and operating information for the current and previous quarters is as follows:

QUARTERLY FINANCIAL AND OPERATING INFORMATION

(in millions of U.S. dollars, except per share amounts and where noted)
	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011
Gold sales (ounces)	94,082	98,037	95,181	109,766	95,166	96,928	93,676	99,612	93,028

Revenues	196.0	183.5	201.8	250.9	195.5	176.1	168.8	177.6	175.5

Net earnings (loss)	12.2	15.0	36.3	123.9	17.8	23.7	33.5	35.0	40.7
Per share:
Basic	0.02	0.03	0.08	0.26	0.04	0.05	0.07	0.08	0.09
Diluted	0.02	0.03	0.08	0.26	0.03	0.05	0.07	0.07	0.09

Adjusted net earnings (loss)	20.0	4.3	20.6	49.7	42.6	45.8	44.2	42.2	49.5
Per share:
Basic	0.04	0.01	0.04	0.11	0.09	0.10	0.10	0.09	0.11
Diluted	0.04	0.01	0.04	0.11	0.09	0.10	0.09	0.09	0.11

SUMMARY OF YEAR TO DATE FINANCIAL AND OPERATING RESULTS

Production
Gold production during the first nine months of 2013 was 291,168 ounces compared to 299,009 ounces in 2012, reflecting the increase in production at New Afton offset by reductions at the Cerro San Pedro and Mesquite Mines. Copper production increased from 21.9 to 61.4 million pounds in the first nine months of 2013, representing a 180% increase over 2012 and demonstrating the significance of the addition of a full quarter of New Afton’s production. Silver production at Cerro San Pedro decreased in the first nine months of 2013 with 1,003,069 ounces relative to 1,537,230 ounces in 2012.

Revenues
Revenues for the first nine months of 2013 increased to $581.3 million when compared to $540.4 million in the prior year due primarily to the increased gold and copper sales volume resulting from New Afton’s production contribution. Sales from copper production at New Afton were 49.1 million pounds in the first nine months of 2013 compared to 5.8 million pounds in 2012.

Gold sales increased from 285,769 ounces in 2012 to 287,300 ounces in 2013. Total copper sales increased from 15.9 million pounds to  58.8 million pounds in 2013 and silver sales decreased from 1,506,139 ounces in 2012 to 997,159 ounces in 2013. The sales volume increase in gold and copper was partly offset by a reduction in silver sales as well as the reduction in average realized prices where New Gold’s average realized price of gold, copper and silver decreased from $1,540 per ounce of gold, $3.60 per pound of copper and $30.32 per ounce of silver in the prior year to $1,375 per ounce of gold, $3.24 per pound of copper and $24.59 per ounce of silver, in the first nine months of 2013.

Operating expenses
Operating expenses increased from $239.1 million in the first nine months of 2012 to $313.8 million in the same period in 2013. The increase in operating costs is consistent with the increased gold and copper sales volumes, particularly the impact of New Afton where operating expenses were $79.8 million, compared to $13.6 million in the prior year period.  Additionally, the operating sites have generally experienced inflationary pressures on input costs.

Depreciation and depletion
Depreciation and depletion for the first nine months of 2013 was $124.7 million compared to $69.9 million for the prior year period.  Depreciation and depletion for New Afton was $67.2 million in the first nine months of 2013 compared to $10.0 million in the same prior year period.

Earnings from mine operations
For the nine months ended September 30, 2013, New Gold had earnings from mine operations of $142.8 million compared to $231.4 million in the prior year period.  Earnings from mine operations were impacted by a combination of lower average realized commodity prices, the mining of lower grade ore at Cerro San Pedro and Mesquite.

Corporate administration costs
Corporate administration costs were $21.1 million for the first nine months of 2013 compared to $16.2 million incurred in the prior year period. The prior year includes a $3.1 million reimbursement of legal fees paid related to the claim over the El Morro development project.

Share-based compensation expenses
Share-based compensation costs were $6.5 million and $8.6 million in the first nine months of 2013 and 2012, respectively.  The reduction reflects the mark to market of equity-based liabilities.

Exploration and business development
Exploration and business development costs were $28.4 million in the first nine months of 2013, compared with $12.0 million for the prior year period. In addition to moderate increases at Peak Mines and Mesquite, New Afton and Blackwater incurred $10.6 and $10.8 million in exploration expense for the nine months, respectively compared to $1.0 million and nil for the prior year period. At New Afton, the C-Zone exploration program is the driver of the incremental costs. The objective of this program is to add Mineral Resources immediately at the base of the current Reserve block and further delineate the C-Zone which lies immediately down plunge of the current New Afton Reserve. At Blackwater, the Company has been focused on advancing the property wide exploration program, particularly at Capoose, and first pass drill testing various prospective areas. Preliminary results of this work are encouraging, with favourable potential for concealed gold-silver mineralization in the subsurface at each of the targets tested. Increased exploration costs at New Afton and Blackwater were partially offset by a decrease in exploration costs compared to the prior year for the other operating sites.

Hedging
For the first nine months of 2013, Mesquite had realized losses of $13.8 million within revenues for settlement of the January through April gold hedge contract that settled for 22,000 ounces compared to realized losses of $35.7 million in the same prior year period. On May 15, 2013, New Gold eliminated the remaining hedge position related to its legacy gold hedges that were associated with the 2008 project financing put in place to develop the Mesquite Mine. On May 15, 2013, the outstanding hedge position was valued at $65.7 million and cash was paid equal to this value to settle the hedge in full.

As the forecasted item, the production and sale of gold ounces from the Mesquite Mine, is still scheduled to occur, IFRS requires that the OCI related to the hedge contract that was due to settle out to December 2014 should reclassify into earnings as scheduled. While New Gold operating cash flow will benefit by realizing the spot price for all gold ounces at Mesquite going forward, revenue will continue to be impacted by the quarterly reclassification of the loss in OCI to revenue.  Approximately $7.0 million of OCI loss will reclassify into earnings on a quarterly basis until December 2014.  This will be added back for the purposes of adjusted earnings.

Other gains and losses
The following other gains and losses are all added back for the purposes of adjusted net earnings:

Non-hedged derivatives
For the nine months ended September 30, 2013, the Company recorded a gain of $44.8 million compared to a loss of $0.8 million in the prior year period relating to the share purchase warrants. As the share purchase warrants are denominated in Canadian dollars, but the Company’s functional currency is the U.S. dollar, it is a requirement under IFRS to account for them as a liability. The fair value of this liability is assessed at each reporting period. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark to market of the liability is reflected on the financial statements.

In the nine months ended September 30, 2012, the Company recorded a loss of $4.6 million relating to the equity conversion option of its previously held Debentures, as well as a loss of $3.7 million relating to the change in fair value of the early redemption option embedded in the Company's previously held Senior Secured Notes. As both the Debentures and Senior Secured Notes were redeemed in 2012, there is no comparative figure for the first nine months of 2013.

Loss on redemption of Senior Secured Notes
During the third quarter of 2012, New Gold redeemed its Senior Secured Notes reflecting a loss of $31.8 million.  There is no current year comparative for this loss.

Foreign exchange
The Company recognized a foreign exchange loss of $11.8 million for the nine months ended September 30, 2013 compared to a loss of $4.7 million in the prior year period. Foreign exchange gains and losses arise due to the fact that the Company operates in Canada, Mexico, the United States, Australia and Chile and, as a result, has foreign currency exposure with respect to items not denominated in U.S. dollars.

Ineffectiveness of hedge instruments
For the nine months ended September 30, 2013, a gain of $9.5 million was recorded reflecting the ineffective portion of the gold hedge. When the hedge was marked to market in advance of settlement, it was deemed to be fully effective and resulted in the reclassification of the portion previously determined to be ineffective being back to OCI. This compares to a loss of $1.6 million in the prior year period.

Income tax
Income and mining tax expense for the first nine months of 2013 was $26.7 million compared to $65.9 million in the same prior year period, reflecting an effective tax rate of 30% for the nine months compared to 47% in 2012. The primary reason for a higher rate in 2012 is due to the recognition of a tax expense of $9.4 million as a result of the Chilean government substantively enacting an increase in the category 1 income tax rate from 18.5% to 20%.

On an adjusted net earnings basis, the effective tax rate in the nine months of 2013 was 34% compared to 30% in the same prior year period. The adjusted effective tax rates exclude the impact of the hedge settlement and any changes in the recognition of deferred tax assets, specifically fair value changes in share purchase warrants and convertible debentures, as well as the impact of adjustments to uncertain tax positions. The increased adjusted effective tax rate reflects the recognition of a higher mining tax expense in Canada compared to the same prior year period as production ramps up at the New Afton Mine.

Net earnings from continuing operations
For the nine month period ended September 30, 2013, New Gold had net earnings from continuing operations of $63.5 million, or $0.13 per basic share. This compares with net earnings from continuing operations of $75.1 million, or $0.16 per basic share in the same prior year period.

Adjusted net earnings
For the nine months ended September 30, 2013 adjusted net earnings from continuing operations were $44.5 million or $0.09 per basic share, a decrease from $133.5 million or $0.29 per basic share in the prior year period.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statement.  Key entries in this grouping are the fair value changes for share purchase warrants, foreign exchange gain or loss and other non-recurring items, particularly the loss on redemption of the Senior Secured Notes. Additionally, revenue has been adjusted for the impact of the hedge loss in OCI that reclassifies to earnings quarterly and the transaction costs related to the Rainy River acquisition.  The prior period tax is adjusted for the impact of the increase in the Category 1 income tax in Chile. Adjusting for these items provides an additional measure to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented.

See “Non-GAAP Financial Performance Measures” for reconciliation of net earnings to adjusted net earnings.

REVIEW OF OPERATING MINES

NEW AFTON MINE, BRITISH COLUMBIA, CANADA

A summary of New Afton’s operating results is provided below:

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Operating information (1):
Ore mined (thousands of tonnes)	1,151	482	2,939	1,200
Ore processed (thousands of tonnes)	1,101	893	2,941	893
Average grade:
Gold (grams/tonne)	0.82	0.67	0.76	0.67
Copper (%)	0.98	0.72	0.92	0.72
Recovery rate (%):
Gold	87.0	75.8	86.0	75.8
Copper	88.2	81.3	86.5	81.3
Gold (ounces)
Produced (2)	25,220	14,014	61,966	14,014
Sold (2)	25,168	6,609	60,854	6,609
Copper (thousands of pounds)
Produced (2)	20,919	11,124	51,436	11,124
Sold (2)	19,974	5,842	49,083	5,842
Average realized price (3):
Gold ($/ounce)	1,401	1,777	1,372	1,777
Copper ($/pound)	3.24	3.73	3.23	3.73
Total cash costs per gold ounce sold (3)(4)	(1,310)	(955)	(1,104)	(955)
All-in sustaining costs per gold ounce sold (3)	(365)	1,001	(191)	1,023

Financial Information (1):
Revenues	95.6	32.0	230.4	32.0
Earnings from mine operations	42.5	8.4	83.4	8.4
Capital expenditures	24.9	81.6	87.2	253.3
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
We use certain non-GAAP financial performance measures throughout our MD&A. All-in sustaining costs and total cash costs per gold ounce sold, average realized price, adjusted net earnings, adjusted net earnings per share, adjusted net cash generated from operations and cash generated from operations, excluding working capital changes and income taxes paid are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
The calculation of total cash costs per ounce of gold is net of by-product copper revenue. If copper revenues were treated as a co-product, the average total cash costs at New Afton for the three months ended September 30, 2013 would be $454 per ounce of gold (2012- $834) and $1.05 per pound of copper (2012- $1.75). For the nine months ended September 30, 2013, the total cash costs would be $526 per ounce of gold (2012- $834) and $1.24 per pound of copper (2012- $1.75).

Quarterly and Year-to-Date Operating Results

Production
New Afton increased gold production by 80% relative to the prior year period, producing 25,220 ounces in the third quarter of 2013 compared to 14,014 ounces in 2012. A significant milestone was achieved during the third quarter of 2013 as New Afton reached its targeted increase in throughput to 12,000 tonnes per day, from a design capacity of 11,000 tonnes per day, three months ahead of schedule.  During the month of September, New Afton’s average mill throughput was 12,396 tonnes per day.  In addition, average gold grades increased further and continued to reconcile favourably to the Company’s plans. Average gold recoveries remained consistent despite the impact of a higher throughput rate.  Collectively, these factors culminated in New Afton’s third quarter of 2013 delivering continued quarter-over-quarter improvement, with production increasing 16% over the second quarter of 2013.

New Afton produced 20.9 million pounds of copper in the third quarter of 2013 compared to 11.1 million pounds of copper in 2012. New Afton’s copper production exhibited similar quarter-over-quarter improvements to those highlighted above with regard to gold production. The continued throughput increases at New Afton, coupled with steady grades and recoveries led to a 12% increase in copper production compared to the second quarter of 2013.

 In the nine months ended September 30, 2013, New Afton produced a total of 61,966 ounces of gold and 51.4 million pounds of copper compared to 14,014 ounces of gold and 11.1 million pounds of copper in the prior year period. Of this total in 2012, 3,039 ounces of gold and 2.7 million pounds of copper were produced in the pre-commercial period, and were therefore applied to the capital cost of the project when sold, rather than being recognized in sales ounces and revenues.

Revenue
Revenues in the third quarter of 2013 were $95.6 million compared to $32.0 million in the prior year period. Revenues were positively impacted by the incremental production, but were negatively impacted by lower average realized prices. Average realized prices were $1,401 per ounce of gold and $3.24 per pound of copper in 2013 compared to $1,777 per ounce of gold and $3.73 per pound of copper in 2012. Average gold price for the quarter was higher than the average London PM fix gold price of $1,328 per ounce as concentrate sales shipped in earlier quarters settled at higher prices in the current period.

For the nine months ended September 30, 2013, revenues were $230.4 million compared to $32.0 million in the prior year period. The average realized gold price was $1,372 per ounce of gold and $3.23 per pound of copper in 2013 compared to $1,777 per ounce of gold and $3.73 per pound of copper in 2012.

Total cash costs and all-in sustaining costs
Total cash costs per ounce of gold sold, net of by-product sales was negative $1,310 per ounce for the third quarter of 2013 compared to negative $955 per ounce in the same prior year period, with the 2013 figure benefitting from high by-product revenues and greater ounces sold. All-in sustaining costs per ounce of gold sold was negative $365 per ounce for the third quarter of 2013 compared to $1,001 per ounce for the prior year period. The third quarter of 2013 represents the low all-in sustaining cost of gold ounces produced at New Afton with the prior year quarter comparative reflecting capital expenditures remaining relatively high in the early stages of commercial production in 2012.

For the nine months ended September 30, 2013, total cash costs per ounce of gold sold, net of by-product sales was negative $1,104 per ounce compared to negative $955 per ounce in the same prior year period. All-in sustaining costs per ounce of gold sold was negative $191 per ounce for the nine month period ended September 30, 2013 compared to $1,023 per ounce as New Afton had production for only two months of the prior year period.

Earnings from mine operations
New Afton contributed $42.5 million to the Company’s earnings from mine operations for the three months ended September 30, 2013 compared to $8.4 million in the prior year period, representing a 406% increase despite lower commodity prices. For the nine months ended September 30, 2013, New Afton generated $83.4 million in earnings from mine operations compared to $8.4 million in the prior year period. The prior year period represents the commercial production period starting on July 28, 2012.

Capital expenditures
Capital expenditures for the third quarter of 2013 totalled $24.9 million primarily related to East Cave development and ongoing drawbell development. This compares to $81.6 million for the third quarter of 2012 when capital expenditures remained relatively high in the early stages of commercial production. For the nine months ended September 30, 2013 capital expenditures totalled $87.2 million compared to $253.3 million in the prior year period. Capital expenditures were significantly reduced in 2013 as New Afton achieved commercial production and reduced its development capital spend.

Impact of Foreign Exchange on Operations
New Afton’s operations continue to be impacted by fluctuations in the valuation of the Canadian dollar against the U.S. dollar. The value of the Canadian dollar in the third quarter of 2013 averaged 1.04 against the U.S. dollar compared to 1.00 in the third quarter of 2012 resulting in a positive impact on cash costs of approximately $56 per gold ounce sold.

The value of the Canadian dollar in the nine months ended September 30, 2013 averaged 1.02 to the U.S. dollar compared to 1.00 in the same prior year period resulting in a positive impact on cash costs of $30 per gold ounce sold.

Exploration Project Review

The Company's exploration efforts at New Afton continue to focus on two key areas; the East Cave Extension and the C-Zone. Total surface and underground exploration drilling during the quarter amounted to 12,821 metres in 28 holes. The results of these holes will be incorporated into the 2013 mineral resource and reserve update schedule for completion at the end of 2013. The East Cave Extension is an area of mineralization that extends laterally from the main B-Zone reserve and lies beneath the previously mined New Afton open pit. In the second half of 2012, the Company successfully delineated additional resources in this area to extend New Afton's mine life. In 2013 to date, New Gold's exploration team completed an additional 58 holes totalling 17,775 metres in this area with the goal of, once again, adding to the mineral reserve base. The results of the East Cave drilling program will be incorporated into an updated mineral resource and reserve estimate scheduled for completion at year-end.

The C-Zone resource, which represents the second area of exploration focus, lies immediately down plunge of the main B-Zone reserve currently being mined. The 2013 C-Zone exploration program concluded in the third quarter, with 41 holes totalling 26,800 metres having been completed. The 2013 New Afton drilling program has significantly increased the amount of drill hole data supporting the C-Zone mineral resource, both extending its limits and adding confidence to the distribution of metal grades and classification of the resource.

CERRO SAN PEDRO MINE, SAN LUIS POTOSÍ, MEXICO

A summary of Cerro San Pedro’s operating results is provided below:

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Operating information:
Ore mined (thousands of tonnes)	2,687	4,248	10,586	11,643
Waste mined (thousands of tonnes)	5,154	2,974	11,968	12,130
Ratio of waste to ore	1.92	0.70	1.13	1.04
Ore to leach pad (thousands of tonnes)	2,687	4,248	10,586	11,643
Average grade:
Gold (grams/tonne)	0.64	0.51	0.51	0.52
Silver (grams/tonne)	26.27	19.91	23.66	25.05
Gold (ounces)
Produced (1) (2)	24,048	34,484	80,616	105,412
Sold (1)	23,350	34,064	76,403	102,847
Silver (ounces)
Produced (1) (2)	219,430	488,339	1,003,069	1,537,230
Sold (1)	223,681	492,296	997,159	1,506,139
Average realized price (3):
Gold ($/ounce)	1,333	1,665	1,446	1,649
Silver ($/ounce)	21.31	30.09	24.59	30.32
Total cash costs per gold ounce sold (3)(4)	723	218	605	205
All-in sustaining costs per gold ounce sold (3)	771	273	674	338

Financial Information:
Revenues	35.9	71.6	135.0	215.3
Earnings from mine operations	9.3	41.1	43.8	122.5
Capital expenditures	6.4	0.6	13.7	7.9
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory adjustments, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
3.
We use certain non-GAAP financial performance measures throughout our MD&A. All-in sustaining costs and total cash costs per gold ounce sold, average realized price, operating margin, adjusted net earnings, adjusted net earnings per share, adjusted net cash generated from operations and cash generated from operations, excluding working capital changes and income taxes paid, are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Performance Measures” section of this MD&A.

4.
The calculation of total cash costs per ounce of gold is net of by-product silver revenue. If the silver revenues were treated as a co-product, the average total cash costs at Cerro San Pedro for the three months ended September 30, 2013, would be $804 per ounce of gold (2012 - $518) and  $12.85 per ounce of silver (2012 - $9.36). For the nine months ended September 30, 2013, average total cash costs would be $758 per ounce of gold (2012 - $511) and $12.89 per ounce of silver (2012 - $9.40).

Quarterly and Year-to-Date Operating Results

Production
Gold production for the third quarter of 2013 was 24,048 ounces compared to 34,484 ounces produced in the same prior year period. Production at Cerro San Pedro was below that of the prior year period due to a combination of lower ore tonnes placed on the leach pad and lower recoveries. The placement of lower ore tonnes was primarily driven by the impact of the previously announced pit wall movement. As noted in New Gold's August 28, 2013 news release regarding the pit wall movement, the Company anticipated approximately 15,000 ounces of Cerro San Pedro's 2013 gold production would be deferred to future periods if the area immediately below the wedge of displaced material could not be accessed during the current phase of mining. The area impacted by the pit wall movement is now planned to be mined during the next phase of mining in 2014 and 2015.

As part of the same August news release, the Company indicated that recoveries from the leach pad had been below expectations. The continuation of these lower recoveries also contributed to the lower production in the third quarter. Over the course of the quarter, the metallurgical team adjusted the leach solution by increasing cyanide and sodium hydroxide levels as well as adding more lime to the ore trucks. The goal of these adjustments is to optimize the leach solution in an effort to maximize the recoveries from the multiple ore types at Cerro San Pedro over time. At the same time, as a result of the above noted pit wall movement, the Company had to shift its mining efforts further towards the bottom of the open pit, where the ore is more sulphidic and thus has lower recoveries, earlier than planned. Mining is scheduled to remain in this lower area through early 2014 after which the next phase of mining will move back to the top of the ore body where the material is more oxidized and should have recoveries more consistent with historical levels.

Silver production for the quarter was 219,430 ounces compared to 488,339 ounces produced in the same prior year period. The decrease in silver production reflects lower tonnes mined relative to the same prior year period and the impact of the recovery issue noted above.

For the nine months ended September 30, 2013, gold production was 80,616 ounces compared to 105,412 ounces produced in the same prior year period. Silver production was 1,003,069 ounces produced in the nine months ended September 30, 2013 compared to 1,537,230 ounces in the same prior year period.

Revenue
Revenues for the third quarter of 2013 were $35.9 million compared to $71.6 million in the same prior year period, due to a combination of lower ounces of gold and silver sold and lower commodity prices. The average realized gold price during the third quarter of 2013 and 2012 was $1,333 and $1,665 per ounce, respectively. The average realized silver price per ounce during the third quarter of 2013 and 2012 were $21.31 and $30.09 per ounce, respectively. Gold sales for the third quarter of 2013 were 23,350 ounces relative to 34,064 ounces in the same prior year period. Silver sales also decreased, from 492,296 ounces in the third quarter of 2012 to 223,681 ounces in the same period in 2013.

For the nine months ended September 30, 2013, revenue was $135.0 million compared to $215.3 million in the prior year period due to lower gold and silver sales volumes, as well as lower average realized prices for both metals. Gold sales decreased from 102,847 ounces in the first nine months of 2012 to 76,403 ounces in the first nine months of 2013. Silver sales also decreased from 1,506,139 ounces in 2012 to 997,159 ounces in the first nine months of 2013. The average realized gold price during the nine months ended September 30, 2013 and 2012 was $1,446 and $1,649 per ounce, respectively. The average realized silver price during the nine months ended September 30, 2013 and 2012 was $24.59 and $30.32 per ounce, respectively.

Total cash costs and all-in sustaining costs
Total cash costs per ounce of gold sold for the third quarter of 2013 were $723 per ounce compared to $218 per ounce in the same prior year period. The increase in total cash costs when compared to the same period of 2012 is primarily driven by a lower silver realized price and lower silver sales volume, negatively impacting by-product revenue, as well as the operation’s fixed costs being attributed to a lower gold production base. All-in sustaining costs per ounce of gold sold were $771 per ounce for the third quarter of 2013 compared to $273 per ounce for the prior year period, reflecting a consistent variance to the total cash costs.

Total cash costs per ounce of gold sold for the nine months ended September 30, 2013 were $605 per ounce compared to $205 per ounce in the prior year period. All-in sustaining costs per ounce of gold sold were $674 per ounce for the nine months ended September 30, 2013 compared to $338 per ounce for the prior year period.

Earnings from mine operations
Cerro San Pedro generated $9.3 million in earnings from mine operations in the third quarter of 2013 compared to $41.1 million in the same prior year period. Cerro San Pedro’s quarterly earnings contribution was adversely impacted by a combination of lower gold and silver sales volumes and average realized prices.

For the nine months ended September 30, 2013, earnings from mine operations were $43.8 million compared to $122.5 million in the same prior year period for similar reasons above.

Capital expenditures
Capital expenditures totalled $6.4 million and $0.6 million for the quarters ended September 30, 2013 and 2012, respectively. For the nine months ended September 30, 2013 and 2012, capital expenditures totalled $13.7 million and $7.9 million, respectively. Capital expenditures have primarily related to deferred stripping costs related to Phase 5 and a range of processing improvement projects.

Impact of Foreign Exchange on Operations
Cerro San Pedro was impacted by changes in the value of the Mexican peso against the U.S. dollar. The value of the Mexican peso increased from an average of 13.17 to the U.S. dollar in the third quarter of 2012 to 12.91 to the U.S. dollar in 2013. This had a negative impact of approximately $10 per ounce of gold sold, which further contributed to the impact of the other factors described above.

With respect to the nine months ended September 30, 2013, the value of the Mexican peso strengthened from an average of 13.23 to the U.S. dollar in 2012 compared to 12.68 to the U.S. dollar in 2013. This had a negative impact of approximately $24 per ounce of gold sold.

MESQUITE MINE, CALIFORNIA, USA

A summary of Mesquite’s operating results is provided below:

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Operating information:
Ore mined (thousands of tonnes)	2,719	3,423	9,064	11,281
Waste mined (thousands of tonnes)	9,442	8,168	28,450	23,089
Ratio of waste to ore	3.47	2.39	3.14	2.05
Ore to leach pad (thousands of tonnes)	2,719	3,423	9,064	11,281
Average grade:
Gold (grams/tonne)	0.39	0.45	0.35	0.48
Gold (ounces)
Produced (1) (2)	20,844	32,193	72,123	112,846
Sold (1)	21,479	32,017	72,555	112,783
Average realized price (4):
Gold ($/ounce)	1,338	1,302	1,269	1,352
Total cash costs per gold ounce sold (3)	1,017	722	936	664
All-in sustaining costs per gold ounce sold (3)	1,098	822	1,162	728

Financial Information:
Revenues	21.8	41.7	80.3	152.4
Earnings (loss) from mine operations	(5.3)	12.7	(3.9)	58.3
Capital expenditures	1.6	3.1	15.3	6.8
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
3.
We use certain non-GAAP financial performance measures throughout our MD&A. All-in sustaining costs and total cash costs per gold ounce sold, average realized price, operating margin, adjusted net earnings, adjusted net earnings per share, adjusted net cash generated from operations and cash generated from operations, excluding working capital changes and income taxes paid, are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

4.	Average realized price per gold ounce for Mesquite includes realized gains and losses from gold hedge settlements but excludes the revenue reduction related to the hedge OCI reclassification.

Quarterly and Year-to-Date Operating Results

Production
Gold production for the quarter ended September 30, 2013 was 20,844 ounces compared to 32,193 ounces produced in the same prior year period. Production was lower in 2013 primarily due to mining of ore below reserve grade and lower ore tonnes mined. The mining of lower grade ore was further impacted by a negative variance between realized and modelled grades in the area of the pit that was mined during the third quarter. Mining has since moved to a different area of the mine.  Gold production for the nine months ended September 30, 2013 was 72,123 ounces compared to 112,846 ounces produced in the same prior year period, again due to lower grade ore and less ore tonnes.

Revenue
Revenue for the quarter ended September 30, 2013 was $21.8 million compared to $41.7 million in the same prior year period due to negative variances in both gold volume and price. Gold ounces sold in the third quarter of 2013 were 21,479 ounces relative to 32,017 ounces in the prior year period. The average realized gold price during the third quarter of 2013 of $1,338 per ounce compared to $1,302 per ounce of gold sold in the same prior year period. The average London PM fix gold price was  $1,328 and $1,655 for the third quarter of 2013 and 2012, respectively. Mesquite was able to realize a gold price in the quarter above the average London PM fix price as the mine is no longer due to settle any of its production into the hedge program that was fully settled in the second quarter of 2013. The prior year quarter reflects an average realized price considerably lower than the average London PM fix price as the 16,500 ounces per quarter were previously required to settle at the hedge price of $801 per ounce. The Company now has full exposure to gold price on all ounces sold.

Revenue for the nine months ended September 30, 2013 was $80.3 million compared to $152.4 million in the same prior year period due to lower ounces sold, consistent with the production decrease. Gold ounces sold in the first nine months of 2013 were 72,555 ounces compared to 112,783 ounces in the same prior year period. The average realized gold price during the nine months ended September 30, 2013 of $1,269 per ounce, including hedged gold ounce settlements at $801 per ounce up until May 15th, was lower than the average London PM fix gold price of $1,457 per ounce. In the same prior year period, Mesquite recognized an average realized gold price of $1,352 per ounce of gold sold, which compared to the 2012 average London PM fix gold price of $1,652 per ounce.

Total cash costs and all-in sustaining costs
Total cash costs per ounce of gold sold for the quarter ended September 30, 2013 were $1,017 per ounce, compared to $722 per ounce in the same prior year period. Mining of lower grade ore and lower tonnes, resulting in a lower production base, led to this increase in total cash costs when compared to 2012. All-in sustaining costs per ounce of gold sold is $1,098 per ounce for the third quarter of 2013 compared to $822 per ounce for the prior year period.

Total cash costs per ounce of gold sold for the nine months ended September 30, 2013 were $936 per ounce compared to $664 per ounce in the same prior year period, again impacted by mining of lower grade ore. All-in sustaining costs per ounce of gold sold is $1,162 for the nine months ended September 30, 2013 compared to $728 for the prior year period. All-in sustaining costs were impacted by higher than normal capital expenditures, particularly the purchase of two haul trucks in the second quarter of 2013.

Earnings (loss) from mine operations
As a result of a lower average realized gold price and fewer ounces sold, Mesquite generated a $5.3 million loss from mine operations for the quarter ended September 30, 2013, compared to $12.7 million in earnings in the same prior year period.

For the nine months ended September 30, 2013, Mesquite generated a  $3.9 million loss from mine operations compared to $58.3 million in earnings during  the same prior year period.

Capital expenditures
Capital expenditures totalled $1.6 million and $3.1 million, for the quarters ended September 30, 2013 and 2012, respectively.

Capital expenditures totalled $15.3 million for the nine months ended September 30, 2013, compared to $6.8 million in the same prior year period with the increase being driven primarily by the purchase of two haul trucks in the second quarter of 2013.

PEAK MINES, NEW SOUTH WALES, AUSTRALIA

A summary of Peak Mines’ operating results is provided below:

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Operating information:
Ore mined (thousands of tonnes)	202	230	578	580
Ore processed (thousands of tonnes)	207	204	613	569
Average grade:
Gold (grams/tonne)	3.85	3.96	4.19	4.03
Copper (%)	0.72	0.80	0.84	1.02
Recovery rate (%):
Gold	93.3	91.7	92.7	90.5
Copper	84.6	85.9	87.5	84.2
Gold (ounces)
Produced (1)	23,926	23,886	76,463	66,737
Sold (1)	24,085	22,476	77,488	63,530
Copper (thousands of pounds)
Produced (1)	2,782	3,083	9,930	10,776
Sold (1)	3,481	3,348	9,764	10,013
Average realized price (2):
Gold ($/ounce)	1,358	1,704	1,408	1,673
Copper ($/pound)	3.32	3.63	3.30	3.53
Total cash costs per gold ounce sold (2)(3)	856	796	874	772
All-in sustaining costs per gold ounce sold (2)	1,332	1,478	1,405	1,381

Financial Information:
Revenues	42.7	50.2	135.6	140.7
Earnings from mine operations	4.7	15.1	19.5	42.2
Capital expenditures	9.8	13.4	35.2	33.6
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
We use certain non-GAAP financial performance measures throughout our MD&A. All-in sustaining costs and total cash costs per gold ounce sold, average realized price, adjusted net earnings, adjusted net earnings per share, adjusted net cash generated from operations and cash generated from operations, excluding working capital changes and income taxes paid are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
The calculation of total cash costs per ounce of gold is net of by-product copper revenue. If copper revenues were treated as a co-product, the average total cash costs at Peak Mines for the three months ended September 30, 2013 would be $969 per ounce of gold (2012 - $1,019) and $2.56 per pound of copper (2012 - $2.28). For the nine months ended September 30, 2013, the total cash costs would be  $982 per ounce of gold (2012 -  $992) and $2.48 per pound of copper (2012 - $2.22).

Quarterly and Year-to-Date Operating Results

Production
Peak Mines produced 23,926 ounces of gold and 2.8 million pounds of copper during the third quarter of 2013 compared to 23,886 ounces of gold and 3.1 million pounds of copper for the same prior year period.  Gold production was impacted by lower grade, but benefitted by improved recovery rates in the third quarter of 2013 relative to the prior year period.

For the nine months ended September 30, 2013, Peak Mines produced 76,463 ounces of gold and 9.9 million pounds of copper compared to 66,737 ounces of gold and 10.8 million pounds of copper for the same prior year period.  Gold production increased in 2013 through a combination of increased ore tonnes processed, higher grade and increases in mill recoveries.

Revenue
Revenue for the third quarter of 2013 was $42.7 million, compared to $50.2 million in the same prior year period as higher sales volumes for copper and gold were offset by a decrease in average realized prices. Copper sales were 3.5 million pounds in the third quarter of 2013 compared to 3.3 million pounds in 2012. Gold sales increased from 22,476 ounces in the third quarter of 2012 to 24,085 ounces in 2013. The average realized gold price was $1,358 per ounce compared to $1,704 per ounce in the same prior year period. The average London PM fix gold price was $1,328 and $1,655 for the third quarter of 2013 and 2012, respectively. The average realized copper prices were $3.32 per pound in the third quarter of 2013 compared to $3.63 per pound in the same prior year period.

Revenue for the nine months ended September 30, 2013 was $135.6 million compared to $140.7 million in the same prior year period. Although Peak Mines sold more gold ounces, this benefit was offset by a decrease in both copper sales volume and average realized prices for both metals relative to 2012. Gold ounces sold increased from 63,530 ounces in 2012 to 77,488 ounces in the current year; however, the average realized gold price was $1,408 per ounce for the first nine months compared to $1,673 per ounce in the same prior year period. Copper sales were 9.8 million pounds compared to 10.0 million pounds in the prior year period. Additionally, copper average realized prices were $3.30 per pound compared to $3.53 per pound in the prior year period.

Total cash costs and all-in sustaining costs
Total cash costs per ounce of gold sold for the third quarter of 2013 were $856 per ounce compared to $796 per ounce in the same prior year period. All-in sustaining costs per ounce of gold sold were $1,332 per ounce for the third quarter of 2013 compared to $1,478 per ounce for the prior year period. The increase in total cash costs was due to a combination of lower by-product revenues and general cost pressures in Australia, offset partially by depreciation of the Australian dollar relative to the prior year.

Total cash costs per ounce of gold sold, net of by-product sales, for the nine months ended September 30, 2013 were $874 per ounce compared to $772 per ounce in the same period of 2012. All-in sustaining costs per ounce of gold sold was $1,405 per ounce for the nine months ended September 30, 2013 compared to $1,381 per ounce for the prior year period.

Earnings from mine operations
For the third quarter of 2013, Peak Mines generated $4.7 million in earnings from operations compared to $15.1 million in the same prior year period.

Peak Mines generated $19.5 million in earnings from operations during the nine months ended September 30, 2013 compared to $42.2 million in the same prior year period.

Capital expenditures
Capital expenditures totalled $9.8 million and $13.4 million for the quarter ended September 30, 2013 and 2012, respectively. Capital expenditures in 2013 were primarily associated with mine development, loader and truck purchases and capitalized exploration.

For the nine months ended September 30, 2013 and 2012, capital expenditures totalled $35.2 million and $33.6 million, respectively.

Impact of Foreign Exchange on Operations
Peak Mines’ operations continue to be impacted by fluctuations in the valuation of the Australian dollar against the U.S. dollar. The value of the Australian dollar in the third quarter of 2013 averaged 1.04 against the U.S. dollar compared to 0.96 in the third quarter of 2012 resulting in a positive impact on cash costs of approximately $176 per gold ounce sold.

The value of the Australian dollar in the nine months ended September 30, 2013 averaged 1.02 to the U.S. dollar compared to 0.97 in the same prior year period resulting in a positive impact on cash costs of $60 per gold ounce sold.

Exploration Project Review
During the third quarter of 2013, the Company conducted 2,289 metres of exploration drilling to delineate additional mineral resources and reserves at its Peak Mines operations. Approximately 65% of this total was drilled in the Perseverance and Peak deposits and 35% in the New Cobar and Chesney deposits. An additional 2,372 metres of surface exploration drilling was completed on the Great Cobar mineral resource. The Great Cobar mine was a significant historic producer of copper and gold in the region.

DEVELOPMENT AND EXPLORATION REVIEW

RAINY RIVER PROJECT, ONTARIO, CANADA

Rainy River is a bulk-tonnage gold project located approximately 65 kilometres from Fort Frances, a city of approximately 8,000 inhabitants, located in Northwestern Ontario, Canada. The project property is located near infrastructure and comprises approximately 167 square kilometres of patented and unpatented mining and surface rights land claims and leasehold interests, which are 100% owned by Rainy River Resources Ltd.

On April 10, 2013, Rainy River released the results of a feasibility study for Rainy River, based on a combined open pit and underground mining operation and processing facility.  Since acquiring Rainy River in August 2013, New Gold has commenced with a technical update on the feasibility study to further optimize the project. Final results of the Rainy River feasibility update study are expected in late 2013 or early 2014.

Project Review

Exploration
During the third quarter of 2013, exploration advancements at Rainy River included the commencement of drilling to test the mineral potential of proposed operations facilities and infrastructure sites (33 holes totalling 6,557 metres completed), initiation of a mineral resource estimate on the recently discovered Intrepid deposit, and completion of first pass drill testing on various earlier stage targets identified within the greater Rainy River property holdings (30 holes totalling 10,724 metres completed). Results of the Intrepid mineral resource estimate will be incorporated into the project feasibility update study currently in progress. Analysis of results from the third quarter exploration drilling program is likewise in progress and will be incorporated into plans for further exploration in 2014.

Feasibility Update Study Status
The Feasibility Update Study for Rainy River began in August 2013.  As at September 30, 2013 the following have been completed or are underway:

•	Completed the feasibility update study block model update;
•	Initiated updated mine designs for the open pit and underground mines;
•	Initiated a review of project capital and operating costs;
•	Initiated a review of the tailings dyke design;
•	Initiated additional geotechnical investigations at the project site;
•	Prepared an update to the open pit mobile equipment request for quotation; and
•	Completed a test pitting / trial berm program in the open pit area.

Environment and Permitting Activities
Rainy River continued its environmental assessment and permitting activities in support of and in coordination with both federal and provincial agencies.  As agreed by both levels of government, the environmental assessment process will be harmonized and thus subject to a single process and body of documentation, in accordance with the streamlined Canadian Environmental Assessment Act.  The provincial Proposed Terms of Reference documents were submitted in mid-2012 and the federal Environmental Impact Statement Guidelines were submitted in December 2012. With the completion of the feasibility study and filing of the associated technical report in May 2013, Rainy River submitted the draft Environmental Assessment report to Federal and Provincial agencies during the third quarter of 2013. Based on this timing, the federal and provincial ministers’ decisions on the Environmental Assessment and construction authorization are projected to be received in the second half of 2014.  In view of Rainy River’s database of baseline environmental data, which covers more than four years, and the harmonization of the environmental assessment process, management continues to expect the permitting process for the Rainy River project to be expeditious.

On July 10, 2013, Rainy River signed a Memorandum of Understanding with the Métis Nation of Ontario. The Memorandum of Understanding lays out the way in which the local Métis community, as represented by the Métis Nation of Ontario's Treaty #3/Lake of the Woods/Lac Seul/Rainy River/Rainy Lake Regional Consultation Committee and the Métis Nation of Ontario Community Councils that are part of the Committee, will be consulted regarding the development of the Rainy River project.  The Memorandum of Understanding also provides details about how the parties will work together to address potential impacts on Métis' rights, interests and way of life.

As previously reported by Rainy River, on March 22, 2012, the Rainy River project and six Rainy River area First Nations, being Naicatchewenin First Nation, Rainy River First Nations, Mitaanjigamiing First Nation, Couchiching First Nation, Lac La Croix First Nation and Seine River First Nation (collectively the "First Nations"), entered into a Participation Agreement (“PA”) with respect to the development and operation of Rainy River.  The PA was developed with the First Nations in order to define their participation in the development and operation of Rainy River. The PA identifies key project milestones to be met through mutual cooperation and consultation with the First Nations, as the Rainy River project progresses with mine environmental assessment and permitting.  The PA reflects Rainy River’s continued commitment to environmental stewardship, respect for traditional aboriginal culture and values, and the need for economic sustainability.

New Gold continues to work in partnership with the First Nations in the Rainy River project area.

Project Costs
Capital expenditures totalled $7.5 million since the date of acquisition of Rainy River.

BLACKWATER PROJECT, BRITISH COLUMBIA, CANADA

Blackwater is a bulk-tonnage gold project located approximately 160 kilometres southwest of Prince George, a city of approximately 80,000, in central British Columbia, Canada, where New Gold already has an established presence through New Afton. The project property position covers over 1,000 km2 and is located near infrastructure. As at March 31, 2013, the Blackwater mineral resource was estimated to be 9.5 million ounces of gold in the Measured and Indicated categories and an additional 0.4 million ounces of gold in the Inferred category. New Gold also owns a 100% interest in the Capoose mineral prospect, located approximately 25 kilometres west of the Blackwater deposit. As at December 31, 2012 mineral resources at Capoose included 0.2 million ounces of gold and 9.5 million ounces of silver in the Indicated category and 0.6 million ounces gold and 47.8 million ounces silver in the Inferred category.  In January 2013, the Company commenced a feasibility study for the project which is scheduled for completion by the end of 2013.

Project Review

Exploration
During the third quarter of 2013 the Company advanced its property-wide exploration program at Blackwater. At Capoose, the Company completed a 4,236 metre follow-up drilling program to test the potential to expand the mineral resource laterally and at depth. Results of this drilling will be incorporated into an updated mineral resource estimate scheduled for completion at the end of the fourth quarter. Exploration of the broader Blackwater property position also advanced with the completion of geochemical and geophysical surveys and 18,267 metres of first pass core and reverse circulation drill testing of seven prospective areas. Preliminary results of this work are encouraging, with favourable potential for concealed gold-silver mineralization in the subsurface at each of the targets tested.

Feasibility Study Status
Work on the Feasibility Study for Blackwater continued to advance. Highlights during this period include:
•	Completed the mine design and production schedule;
•	Completed the feasibility study metallurgical testwork program including variability test repeats;
•	Completed plant and facility layouts and completed a number of sections in draft of the feasibility study report;
•	Completed design and construction sequencing of the tailings storage facility and water management facilities;
•	Completed design and layouts for the truck shop, mill maintenance and ancillary structures;
•	Completed design and layouts for the access road, airstrip, and the power line;
•
Completed initial phase of the Capoose Metallurgical test program including work index testing, cyanidation and flotation scoping studies. The Column leach test program is approaching the final stages of testing;

•
Completed all material take-offs for the facilities and completed initial review of the draft capital and operating costs estimates. Work is ongoing to complete the reviews and finalize these estimates; and

•	Work is ongoing to complete the Feasibility Report document and associated appendices and supporting reports. The feasibility study remains on track for completion in late 2013.

Other Project Highlights
Other highlights for Blackwater in the third quarter of 2013 include:
•	Draft Application Information Requirements (Provincial Terms of Reference) completing public review in October and expected to be finalized by year-end;
•	Environmental Impact Statement at 75% completion;
•	Project moved to Provincial Major Investment Office, the main list for project review enabling additional provincial resources;
•	Continued discussions on Participation Agreements for construction and operation of the mine with key First Nations.

Project Costs

Capital expenditures totalled $13.4 million and $42.4 million for the quarter and nine months ended September 30, 2013 compared to $35.5 million and $92.6 million in the prior year period.  The prior year period included costs related to the exploration and evaluation phase.

EL MORRO PROJECT, ATACAMA REGION, CHILE

El Morro is an advanced stage gold-copper development project located in north-central Chile, Atacama Region, approximately 80 kilometres east of the city of Vallenar. El Morro is a world-class project with low expected cash costs and great organic growth potential. As at December 31, 2012, attributable to New Gold’s 30% share of the project are Proven and Probable gold Reserves of 2.9 million ounces and Proven and Probable copper Reserves of 2.1 billion pounds. The El Morro and La Fortuna deposits represent the two principal zones of gold-copper mineralization that have been identified to date. Future exploration efforts will also test the potential bulk-mineable gold and copper production below the bottom of the current La Fortuna open pit.

Under the terms of New Gold's agreement with Goldcorp Inc. ("Goldcorp"), Goldcorp is responsible for funding New Gold's 30% share of capital costs. The carried funding accrues interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project's cash flow with New Gold retaining 20% of its share of cash flow from the time production commences.  Pursuant to the above agreement, New Gold has drawn down $76.0 million of carried funding at September 30, 2013. New Gold had no cash outlay in 2013. New Gold’s 30% of project spending, excluding interest, was $3.0 million and $5.1 million for the third quarter of 2013 and 2012, respectively, and $8.4 million and $15.3 million for the first nine months of 2013 and 2012, respectively.

On April 27, 2012, the Supreme Court of Chile issued a decision suspending the approval of El Morro’s environmental permit.  Based on the Supreme Court's decision, El Morro suspended all project field work being executed under the terms of the environmental permit. Activities not subject to the environmental permit, including detailed engineering, design work and architectural planning, continued. During the period of temporary suspension, Goldcorp worked with the Chilean authorities and local communities to address any perceived deficiencies in respect of the environmental permit.  In addition, El Morro filed an addendum to its environmental permit which proposed compensation arrangements for certain local communities.  Subsequent to quarter-end, on October 22, 2013, El Morro’s environmental permit was reinstated.

 El Morro continues with community engagement, optimization of project economics, and evaluation of alternatives for a long-term power supply.

See the "Contingencies" section of this MD&A for more details.

FINANCIAL CONDITION REVIEW

SUMMARY BALANCE SHEET

	September 30	December 31
(in millions of U.S. dollars, except where noted)	2013	2012
Cash and cash equivalents	428.8	687.8
Deferred tax assets	192.5	194.1
Other assets	3,875.5	3,401.8
Total assets	4,496.8	4,283.7

Derivative liabilities	-	110.5
Reclamation and closure cost obligations	60.8	68.5
Long-term debt	859.7	847.8
Deferred tax liabilities	402.0	322.9
Other liabilities	204.0	257.5
Total liabilities	1,526.5	1,607.2

Total equity	2,970.3	2,676.5

BALANCE SHEET REVIEW

Assets
At September 30, 2013, New Gold held cash and cash equivalents of $428.8 million compared to $687.8 million held at December 31, 2012. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian Provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service (“DBRS”) or an equivalent rating from Standard & Poor’s and Moody’s and with maturities of twelve months or less at the original date of acquisition.  In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions.

Gold hedge contracts
Under the terms of the term loan facility entered into by Western Mesquite Mines, Inc. (“WMMI”), a wholly-owned subsidiary of New Gold, as a condition precedent to drawdown of the loan, WMMI entered into a gold hedging program required by the banking syndicate. As such, WMMI executed gold forward sales contracts for 429,000 ounces of gold at a price of $801 per ounce. New Gold assumed the liability for the sales contracts on completion of the business combination with Western Goldfields Inc. in mid-2009.

On May 15, 2013 the Company closed out the remaining gold hedges at a total cost of $65.7 million, at an average price per ounce of $1,397. Going forward the Company has no further gold hedges in place and will sell all future Mesquite production at spot prices.

Reclamation and Closure Cost Obligations
Reclamation and closure cost obligations are asset retirement obligations that arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The Company has future obligations to retire its mining assets including dismantling, remediation and ongoing treatment and monitoring of sites. The exact nature of environmental issues and costs, if any, which the Company may encounter in the future are subject to change, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.

The Company’s asset retirement obligations consist of reclamation and closure costs for Mesquite, Cerro San Pedro, Peak Mines, New Afton and Blackwater. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The long-term portion of the liability at September 30, 2013 is $60.8 million compared to $68.5 million at December 31, 2012. Changes in the liability are due to changes in estimated cash flows related to reclamation activities, amortization or unwinding of the discount referred to as accretion expense, and revisions to the discount rates and foreign currency rates used in the valuation of the obligations.

Long-Term Debt
The majority of the Company’s contractual obligations consist of long-term debt and interest payable. At September 30, 2013, the Company had $859.7 million in long-term debt compared to $847.8 million at December 31, 2012. In the nine months ended September 30, 2013, the Company capitalized interest of $14.3 million to qualifying development projects, $12.2 million of which has been allocated to Blackwater and the remaining $2.1 million to Rainy River. This compares to $23.8 million of capitalized interest for the year ended December 31, 2012.  The reduction in capitalized interest results from New Afton no longer being a qualifying asset for the purposes of interest capitalization.

On April 5, 2012, the Company issued an initial offering of Senior Unsecured Notes, which mature and become payable on April 15, 2020 and bear an interest rate of 7% per annum. At September 30, 2013, the face value of these notes, denominated in U.S. dollars totalled $300 million and the carrying amount totalled $293.1 million. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 each year.

On November 15, 2012, the Company issued a second offering of Senior Unsecured Notes. These notes become payable on November 15, 2022 and bear interest at a rate of 6.25% per annum. At September 30, 2013, the face value of these notes, denominated in U.S. dollars, totalled $500 million and the carrying amount totalled $490.6 million. Interest is payable in arrears in equal semi-annual installments on May 15 and November 15 each year.

On December 14, 2010, the Company entered into an agreement for a $150.0 million revolving credit facility (“the Facility”) with a syndicate of banks. The amount of the Facility will be reduced by $50.0 million if Cerro San Pedro is not operational for 45 consecutive days due to any injunction, order, judgment or other determination of an official body in Mexico as a result of any disputes now or hereafter before an official body in Mexico with jurisdiction to settle such a dispute. However, the full $50.0 million of credit will be reinstated if operations at Cerro San Pedro resume in accordance with the mine plan for 45 consecutive days and no similar disruption event occurs during this period. The Facility is for general corporate purposes, including acquisitions. The Facility, which is secured on the Company’s operating assets at Peak Mines, Mesquite and Cerro San Pedro and a pledge of a certain subsidiaries’ shares, has a term of three years with annual extensions permitted. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. Significant financial covenants are as follows:

zzz		September 30	December 31
	Financial covenant	2013	2012
Minimum tangible net worth ($1.38 billion + 25% of positive quarterly net income)	> $1.51 billion	$3.35 billion	$3.05 billion
Minimum interest coverage ratio (EBITDA to interest)	> 4.0 : 1	7.2 : 1	13.2 : 1
Maximum leverage ratio (net debt to EBITDA)1	< 3.0 : 1	1.1 : 1	2.0 : 1
1.	The comparative covenant test presented at December 31, 2012 was not recalculated using net debt to EBITDA. It was calculated using total debt which was the covenant test at the time.

On February 28, 2013, New Gold agreed to an extension of the Facility to December 14, 2014.  Other amendments include a reduction in fees and the use of net debt, rather than total debt, as a measure of leverage for the purpose of covenant tests. As a result of this amendment and extension, the interest margin on drawings under the Facility ranges from 1.25% to 3.50% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s net debt to EBITDA ratio and the currency and type of credit selected by the Company. The standby fees on undrawn amounts under the Facility range between 0.56% and 0.88% depending on the Company’s net debt to EBITDA ratio. Based on the Company’s net debt to EBITDA ratio, the rate is 0.63% as at September 30, 2013.

As at September 30, 2013, the Company has not drawn any funds under the Facility; however the Facility has been used to issue letters of credit of A$10.2 million for Peak Mines’ reclamation bond for the State of New South Wales, C$9.5 million for New Afton’s commitment to B.C. Hydro for power and transmission construction work (the B.C. Hydro letter of credit will be released over time as New Afton consumes and pays for power in the early period of operations), C$9.5 million for New Afton’s reclamation requirements, C$2.4 million for Blackwater’s reclamation requirements, $0.6 relating to worker’s compensation security at Mesquite and $18.8 million relating to environmental and reclamation requirements at Cerro San Pedro.  The annual fees are 1.60% of the value of the outstanding letters of credit which totalled $49.7 million as at September 30, 2013

Current and Deferred Income Taxes
The net deferred income tax liability increased from $128.8 million on December 31, 2012 to $209.5 million on September 30, 2013. The primary reasons for the increase in the deferred tax liability is explained by recognition of a deferred tax liability of the business combination of Rainy River of $36.0 million as well as increased profitability at the New Afton Mine in Canada which utilizes the deferred tax assets that were set off against the net deferred tax liability.

The current income tax receivable balance increased from $6.6 million at December 31, 2012 to $29.8 million at September 30, 2013. Approximately $11.2 million of the outstanding receivable relates to 2012 income tax refund due in the U.S. and Australia. The remaining variance relates to higher installments made in the first and second quarter of 2013 in both Mexico and the U.S. which were based on forecasts of taxable income that are now expected to be lower. Both of these will be refunded when the 2013 tax returns are finalized.

LIQUIDITY AND CASH FLOW

As at September 30, 2013, the Company had cash and cash equivalents held by continuing operations of $428.8 million compared to $687.8 million at December 31,

2012. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian Provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service (“DBRS”) or an equivalent rating from Standard & Poor’s and Moody’s and with maturities of twelve months or less at the original date of acquisition.  In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. Surplus corporate funds are only invested with approved government or bank counterparties.

The change in cash in the quarter ended September 30, 2013 was driven by continuing gold, copper and silver sales from New Afton, Cerro San Pedro, Mesquite and Peak Mines, offset by capital and operating expenditures across the Company and the buyback of the remaining gold hedges and interest.

Liquidity and Capital Resources Outlook
During the nine months ended September 30, 2013, the Company had positive net cash generated from continuing operations of $72.2 million. This is net of $65.7 million in cash paid to settle outstanding gold hedge contracts in the second quarter of 2013 and deal costs related to the Rainy River transaction totalling $17.8 million on both the New Gold and Rainy River sides.

The Company invested a total of $201.1 million in mining interests, including $15.3 million at Mesquite, $13.7 million at Cerro San Pedro, $35.2 million at Peak Mines, $87.2 million at New Afton, $42.4 million at Blackwater and  $7.5 million at Rainy River. As at September 30, 2013, the Company had working capital of $563.8 million, which includes $428.8 million in cash and cash equivalents.

In the opinion of management, the working capital at September 30, 2013, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis. New Gold is not required to fund any of the development capital for El Morro, as under the agreement with Goldcorp, the Company’s 30% share is fully funded and both principal and interest will be repaid solely from future cash generated from New Gold’s share of El Morro’s distributable cash flows. The Company also expects it will not need external financing to repay its outstanding debt in 2020 and 2022, assuming the continuation of prevailing commodity prices, exchange rates and operations per mine plans.

However, the Company’s future profits and cash position are highly dependent on metal prices, including gold, silver and copper. Taking into consideration volatile equity markets, global uncertainty in the capital markets and cost pressures, the Company is continually reviewing expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining or increasing production levels at its current operations. However, cash projections may require revision if any further acquisitions or external growth opportunities are realized.

COMMITMENTS

The Company has entered into a number of contractual commitments for capital items related to operations and development. At September 30, 2013, these commitments totalled $29.5 million, all of which are expected to fall due over the next 12 months. This compares to a balance of $87.4 million at December 31, 2012.

CONTINGENCIES

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

El Morro Project
The Chilean Environmental Permitting Authority ("Servicio de Evaluación Ambiental" or "SEA") approved the El Morro project’s environmental permit in March 2011. A constitutional action was filed against the SEA in May 2011 by the Comunidad Agricola Los Huasco Altinos (“CAHA”) seeking annulment of the environmental permit. Sociedad Contractual Mineral El Morro (“El Morro”) is the Chilean company jointly held by the Company and Goldcorp.  El Morro owns and operates the El Morro Project and participated in the legal proceedings as an interested party and beneficiary of the environmental permit. In February 2012, the Court of Appeals of Antofagasta ruled against approval of the environmental permit, for the primary reason that the SEA had not adequately consulted or compensated the indigenous people that form the CAHA. SEA and El Morro appealed the ruling; however, the ruling was confirmed by the Supreme Court of Chile on April 27, 2012. Based on the Supreme Court’s announcement, El Morro immediately suspended all project field work being executed under the terms of the environmental permit.

On June 22, 2012, SEA initiated the administrative process to address the deficiencies identified by the Chilean Court. During the period of temporary suspension, Goldcorp worked with the Chilean authorities and local communities to correct the deficiencies. El Morro filed an addendum to its environmental permit which proposed compensation arrangements for certain local communities. On October 22, 2013, SEA approved the reinstatement of El Morro’s environmental permit.

Cerro San Pedro Mine
In March 2011, the municipality of Cerro de San Pedro approved a new municipal land use plan, after public consultation, which clearly designates the area of the Cerro San Pedro Mine for mining. New Gold believes this plan resolves any ambiguity regarding the land use in the area in which Cerro San Pedro is located, and which has had a history of ongoing legal challenges related to the environmental authorization (“EIS”) for the Mine. In April 2011, a request was filed for a new EIS based on the new Municipal Plan and on August 5, 2011 a new EIS was granted.

CONTRACTUAL OBLIGATIONS

The following is a summary of the Company’s payments due under contractual obligations:

CONTRACTUAL OBLIGATIONS

Payments due by period
(in millions of U.S. dollars)	Less than 1 year	2 - 3 years	4 - 5 years	After 5 years	Total
Long-term debt	-	-	-	800.0	800.0
Interest payable on long-term debt	52.3	104.5	104.5	182.6	443.9
Operating leases and other commitments	34.1	31.3	1.2	-	66.6
Reclamation and closure cost obligations	3.8	2.9	5.7	73.9	86.3
Total contractual obligations	90.2	138.7	111.4	1,056.5	1,396.8

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt obligations are comprised of Senior Unsecured Notes issued on April 5, 2012 and November 15, 2012. Refer to the section “Financial Condition Review – Balance Sheet Review – Long-term debt” for further details.

RELATED PARTY TRANSACTIONS

The Company did not enter into any related party transactions during the quarter ended September 30, 2013.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SUBSEQUENT EVENTS

a)
On October 15, 2013, New Gold acquired the remaining 2.5% of the outstanding common shares of Rainy River. On this date New Gold became the sole shareholder of Rainy River and ceased recognizing a non-controlling interest in Rainy River on the balance sheet or income statement.

b)	On October 22, 2013, SEA approved the reinstatement of El Morro’s environmental permit.

OUTSTANDING SHARES

As at October 28, 2013, there were 503,318,487 common shares of the Company outstanding. The Company had 10,473,518 stock options outstanding under its share option plan, exercisable for 10,473,518 common shares. In addition, the Company had 27,899,865 common share purchase warrants outstanding exercisable for 27,899,865 common shares..

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Total Cash Costs per Gold Ounce
“Total cash costs per gold ounce” is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but is exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold.

The Company produces copper and silver as by-products of its gold production. The calculation of total cash costs per ounce of gold for Cerro San Pedro is net of by-product silver sales revenue, and the calculation of total cash costs per ounce of gold sold for Peak Mines and New Afton is net of by-product copper sales revenue. New Gold notes that in connection with the New Afton mine, the copper by-product revenue is sufficiently large to result in a negative total cash cost on a single mine basis. Notwithstanding this by-product contribution, as a company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining company.  To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, we have also calculated this metric on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of our gold production.

Total cash costs are intended to provide additional information only and do not have any standardized definition under IFRS; they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.

All-in Sustaining Costs per Gold Ounce
“All-in sustaining costs per gold ounce” is a non-GAAP measure based on guidance issued by the World Gold Council (“WGC”) in June 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements.  The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure will provide further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized definition under IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS. Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise related to a different definition of sustaining versus non-sustaining, or development capital.

New Gold defines all-in sustaining costs as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs. This group of costs is divided by total gold ounces sold. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining.  Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded.  The table below reconciles New Gold’s sustaining capital to its cash flow statement.  The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs.  Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded.

Cost excluded from all-in sustaining costs are non-sustaining capital expenditures and exploration costs, financing costs, tax expense, transaction costs associated with mergers and acquisitions, and any items that are deducted for the purposes of adjusted earnings.

By including total cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs. Refer to the discussion above regarding total cash costs per gold ounce for the discussion of deduction of by-product revenue.

TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS PER OUNCE RECONCILIATION

The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure. The reconciliation of total cash costs to all-in sustaining costs is below.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Operating expenses from continuing operations	102.1	88.8	313.8	239.1
Treatment and refining charges on concentrate sales	7.3	3.5	21.4	5.3
Non-cash adjustments	(0.6)	0.4	(1.1)	-
Total cash costs before by-product revenue	108.8	92.7	334.0	244.4
By-product copper and silver sales	(82.5)	(50.5)	(219.3)	(105.6)
Total cash costs net of by-product revenue	26.3	42.2	114.8	138.8
Ounces of gold sold	94,082	95,166	287,300	285,769
Total cash costs per ounce of gold sold ($/ounce)	280	443	399	486
Sustaining Capital Expenditures(1)	35.8	28.8	108.6	60.1
Sustaining exploration - expensed & capitalized	2.1	5.0	8.6	12.5
Corporate G&A including share based compensation(2)	8.7	6.5	27.1	24.8
Reclamation expenses	0.3	0.2	1.1	1.1
Total all-in sustaining costs	46.9	40.6	145.4	98.4
All-in sustaining costs per ounce of gold sold ($/ounce)	779	869	905	830
1.	See “Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
2.	This is the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

SUSTAINING CAPITAL EXPENDITURE RECONCILIATION

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Mining Interests per statement of cash flows	63.7	135.0	201.1	396.4
Non-sustaining Blackwater capital expenditure	(11.8)	(35.5)	(40.5)	(92.6)
Non-sustaining New Afton capital expenditure (1)	(1.1)	(69.7)	(31.7)	(241.4)
Non-sustaining Cerro San Pedro capital expenditure (2)	(5.3)	-	(8.7)	-
Non-sustaining Rainy River capital expenditure	(7.5)	-	(7.5)	-
Capitalized exploration included in mining interests	(2.2)	(1.0)	(4.1)	(2.3)
Sustaining Capital Expenditures	35.8	28.8	108.6	60.1
1.
Current year non-sustaining capital expenditure at New Afton relate to acceleration of the east cave development ahead of mine plan as well as exploration costs related to advancing the C-zone. Prior year costs relate to costs when New Afton was in development prior to commercial production.

2.	Current year non-sustaining capital expenditure at Cerro San Pedro are the capitalized stripping costs related to the phase 5 pushback.

Adjusted Net Earnings and Adjusted Net Earnings per Share
“Adjusted net earnings” and “adjusted net earnings per share” are non- GAAP financial measures with no standard meaning under IFRS which excludes the following from net earnings:

•	Impairment losses;
•	Fair value changes of embedded derivative in Senior Secured Notes;
•	Gains (losses) on Fair Value through Profit and Loss financial assets;
•	Ineffectiveness of hedging instruments;
•	Fair value changes of non-hedged derivatives such as share purchase warrants and the prepayment option on our convertible debt;
•	Gains (losses) on foreign exchange; and
•	Other non-recurring items.

Net earnings have been adjusted and tax affected for the group of costs in “Other gains and losses” on the condensed consolidated income statement. Additionally, revenue has been adjusted for the impact of the hedge loss in OCI that reclassifies earnings quarterly and the transaction costs related to the Rainy River acquisition. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings from continuing operations. As the loss on the fair value change of non-hedged derivatives is only minimally tax affected in unadjusted net earnings from continuing operations, the reversal of tax on an adjusted basis is also minimal. The current period adjusted tax excludes the impact of the increase in the Chilean Category 1 income tax rate which was enacted in the third quarter of 2012, as well as the impact of adjustments to uncertain tax positions. Also, the prior period tax is adjusted for the foreign exchange impact of deferred tax on non-monetary assets.

As noted, the Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and FVTPL financial asset gains/losses. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings are intended to provide additional information only and do not have any standardized definition under IFRS; they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure. The reconciliation of net earnings to adjusted net earnings is below.

ADJUSTED NET EARNINGS RECONCILIATION

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Net earnings before taxes	22.5	48.4	90.2	141.0
Loss on redemption of Senior Secured Notes	-	-	-	31.8
Gain on fair value through profit and loss financial assets	-	-	-	-
Ineffectiveness on hedging instruments	-	(0.6)	(9.5)	1.6
Realized and unrealized gain on non-hedged derivatives	(1.6)	11.6	(44.8)	9.1
Loss (gain) on foreign exchange	(6.7)	3.7	11.8	4.7
Loss on disposal of assets	0.5	0.7	1.7	1.3
Add back to revenue for hedge OCI reclassification	7.0	-	11.7	-
Other	1.9	0.2	1.7	1.2
Rainy River transaction expenses	4.9	-	4.9	-
Adjusted net earnings before tax	28.5	64.0	67.7	190.7

Income tax expense	(10.3)	(30.6)	(26.7)	(65.9)
Income tax adjustments	1.8	9.2	3.6	8.7
Adjusted income tax expense	(8.5)	(21.4)	(23.1)	(57.2)

Adjusted net earnings	20.0	42.6	44.6	133.5
Adjusted earnings per share (basic)	0.04	0.09	0.09	0.29
Adjusted effective tax rate	30%	33%	34%	30%

ADJUSTED NET CASH (USED) GENERATION FROM OPERATIONS

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Net cash (used) generated from operations	36.2	46.7	72.2	129.6
Add back: Settlement payment of gold hedge contracts	-	-	65.7	-
Add back: Rainy River transaction costs	4.9	-	4.9	-
Add back: Payment of Rainy River acquisition expenses	12.9	-	12.9	-
Adjusted net cash generation from operations	54.0	46.7	155.7	129.6

Cash generated from operations, excluding working capital changes and income taxes paid
“Cash generated from operations, excluding working capital changes and income taxes paid” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to further evaluate the Company’s results of operations in each reporting period. Operating margin is calculated as net cash generated from operations excluding the change in non-cash operating working capital and income taxes paid.

Cash generated from operations, excluding working capital changes and income taxes paid, is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

CASH GENERATED FROM OPERATIONS, EXCLUDING WORKING CAPITAL CHANGES AND INCOME TAXES PAID RECONCILIATION

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Net cash generated from operations	36.2	46.7	72.2	129.6
Add back: Change in non-cash operating working capital	14.0	23.5	31.1	47.9
Add back: Income taxes paid	11.7	20.4	37.6	75.7
Cash generated from operations, excluding working capital changes and income taxes paid	61.9	90.6	140.9	253.2

Operating Margin
“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to further evaluate the Company’s results of operations in each reporting period. Operating margin is calculated as revenues less operating expenses and therefore does not include depreciation and depletion.

Operating margin is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

OPERATING MARGIN RECONCILIATION

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Revenues	196.0	195.5	581.3	540.4
Less: Operating expenses	(102.1)	(88.8)	(313.8)	(239.1)
Operating margin	93.9	106.7	267.5	301.3

Average Realized Price
“Average realized price” per ounce of gold sold” is a non- GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price includes realized gains and losses from gold hedge settlements but excludes from revenues unrealized gains and losses on non-hedged derivative contracts and the revenue reduction related to the hedge OCI reclassification.

Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.

AVERAGE REALIZED PRICE RECONCILIATION

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2013	2012	2013	2012
Revenues from gold sales	127.9	148.5	395.1	440.1
Ounces of gold sold	94,082	95,166	287,300	285,769
Average realized price per ounce of gold sold	1,359	1,560	1,375	1,540

ENTERPRISE RISK MANAGEMENT

Readers of this MD&A should give careful consideration to the information included or incorporated by reference in this document and the Company’s unaudited consolidated financial statements and related notes, as well as other continuous disclosure documents. Significant risk factors for the Company are metal prices, government regulations, foreign operations, environmental compliance, the ability to obtain additional financing, risk relating to recent acquisitions, dependence on management, title to the Company’s mineral properties, and litigation. For details of risk factors, please refer to the 2012 year-end audited consolidated financial statements and our latest Annual Information Form, dated March 27, 2013 and filed on SEDAR at www.sedar.com.

GENERAL RISKS

Environmental Risk
The Company is and will be subject to environmental regulation in Canada, Mexico, the United States and Australia where it operates, as well as in Canada and Chile where it has development properties. In addition, the Company will be subject to environmental regulation in any other jurisdictions in which the Company may operate or have development properties. These regulations mandate, among other things, the maintenance of air and water quality standards, land use standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation is evolving in a manner which will require, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or development properties. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties.

Failure by the Company to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mining operations or its exploration or development of mineral properties and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Other Regulatory Risk

The Company is and will also be subject to other government regulations such as tax reforms. New Gold is continuing to monitor the progress of changes in tax reform in the Company’s mining jurisdictions.

The 2014 Mexican Tax Reform Bill that was passed by the Mexican lower house on October 18, 2013 proposes enacting a tax deductible 7.5% mining tax royalty based on earnings before the deduction of interest, taxes, depreciation and amortization. In addition the bill also proposes an additional 0.5% on precious metals revenue as well as maintaining the corporate tax rate at 30% as opposed to reducing it to 28% as originally planned. The bill is expected to be approved by the Mexican Senate by October 31, 2013 and the tax reforms will be effective from January 1, 2014. If enacted New Gold’s future earnings and deferred tax assets liabilities in respect of the Cerro San Pedro mine in Mexico will be impacted by the proposals.

FINANCIAL RISK MANAGEMENT

The Company holds a mixture of financial instruments, which are classified and measured as follows. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to Note 2 to our audited consolidated financial statements for the year ended December 31, 2012.

As at September 30, 2013
(in millions of U.S. dollars)	Loans and receivables at amortized cost	Designated as Fair Value through Profit & Loss	Available for sale at fair value	Financial liabilities at amortized cost	Total
Financial assets
Cash and cash equivalents	428.8	-	-	-	428.8
Trade and other receivables	21.9	-	-	-	21.9
Provisionally prices contracts	-	(0.3)	-	-	(0.3)
Copper swap contracts	-	(1.9)	-	-	(1.9)
Investments	-	-	0.7	-	0.7
Financial liabilities
Trade and other payables	-	-	-	107.6	107.6
Long-term debt	-	-	-	859.7	859.7
Gold contracts	-	-	-	-	-
Warrants	-	33.4	-	-	33.4
Share award units	-	3.3	-	-	3.3

As at December 31, 2012
(in millions of U.S. dollars)	Loans and receivables at amortized cost	Designated as Fair Value through Profit & Loss	Available for sale at fair value	Financial liabilities at amortized cost	Total
Financial assets
Cash and cash equivalents	687.8	-	-	-	687.8
Trade and other receivables	49.2	-	-	-	49.2
Provisionally priced contracts	-	(1.4)	-	-	(1.4)
Copper swap contracts	-	(0.9)	-	-	(0.9)
Investments	-	-	1.0	-	1.0
Financial liabilities
Trade and other payables	-	-	-	117.4	117.4
Long-term debt	-	-	-	847.8	847.8
Gold contracts	-	110.5	-	-	110.5
Warrants	-	80.3	-	-	80.3
Share award units	-	4.0	-	-	4.0

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk
Credit risk is the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, investments and trade and other receivables. Credit risk is primarily associated with trade and other receivables and investments; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2012 is not considered to be high.

The Company’s maximum exposure to credit risk at September 30, 2013 and December 31, 2012 is as follows:

	September 30	December 31
(in millions of U.S. dollars)	2013	2012
Cash and cash equivalents	428.8	687.8
Trade receivables	19.7	46.9
Reclamation deposits	-	-
Total financial instruments subject to credit risk	448.5	734.7

The aging of accounts receivable at September 30, 2013 and December 31, 2012 is as follows:

						September 30	December 31
(in millions of U.S. dollars)	0-30 days	31-60 days	61-90 days	91-120 days	Over 120 days	2013 Total	2012 Total
Mesquite	0.5	-	-	-	-	0.5	0.9
Cerro San Pedro	3.3	0.1	0.1	0.1	2.3	5.9	4.7
Peak Mines	5.4	-	-	-	-	5.4	5.5
New Afton	5.5	0.5	-	0.1	-	6.1	21.5
Blackwater	1.1	-	-	-	-	1.1	13.1
Corporate	0.4	-	-	-	-	0.4	1.2
Rainy River	0.3	-	-	-	-	0.3	-
Total trade receivables	16.5	0.6	0.1	0.2	2.3	19.7	46.9

A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company employs a restrictive investment policy as detailed in the capital risk management section, which is described in Note 18 to our audited consolidated financial statements for the year ended December 31, 2012.

The Company sells its copper concentrate production from the New Afton mine to four different customers under off-take contracts. The Company sells its copper concentrate production from Peak Mines to one customer under an off-take contract. While there are alternative customers in the market, loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 18 to our audited consolidated financial statements for the year ended December 31, 2012.

The following are the contractual maturities of debt commitments.  The amounts presented represent the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

					September 30	December 31
(in millions of U.S. dollars)	Less than 1 year	2-3	4-5 years	After 5 years	2013 Total	2012 Total
		years
Trade and other payables	111.6	-	-	-	111.6	120.7
Long-term debt	-	-	-	800.0	800.0	800.0
Interest payable on long-term debt	52.3	104.5	104.5	182.6	443.9	470.1
Gold contracts	-	-	-	-	-	116.7
Copper swap contracts	1.9	-	-	-	1.9	0.9
	165.8	104.5	104.5	982.6	1,357.4	1,508.4

Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations. These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

Currency Risk
The Company operates in Canada, Mexico, the United States, Australia and Chile. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

i. Transaction exposure
The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

ii. Exposure to currency risk
The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents; investments; accounts receivable; reclamation deposits; accounts payable and accruals; reclamation and closure cost obligations; and long-term debt. The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

As at September 30, 2013
(in millions of U.S. dollars)	Canadian dollar	Australian dollar	Mexican peso	Chilean peso
Cash and cash equivalents	81.3	4.7	1.5
Trade and other receivables	8.0	5.4	5.9	-
Trade and other payables	(58.1)	(15.0)	(19.6)	-
Reclamation and closure cost obligations	(8.2)	(17.8)	(18.2)	-
Warrants	(33.4)	-	-	-
Share award units	(3.0)	-	-	-
Gross balance exposure	(13.4)	(22.7)	(30.4)	-
As at December 31, 2012
(in millions of U.S. dollars)	Canadian dollar	Australian dollar	Mexican peso	Chilean peso
Cash and cash equivalents	19.6	10.2	0.3	-
Trade and other receivables	35.9	2.1	4.7	-
Trade and other payables	(70.8)	(18.4)	(16.3)	-
Reclamation and closure cost obligations	(17.9)	(21.4)	(18.4)	-
Warrants	(80.3)	-	-	-
Share award units	(4.0)	-	-	-
Gross balance exposure	(117.5)	(27.5)	(29.7)	-

iii. Translation exposure
The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Mexican peso, Australian dollar and Chilean peso can have a significant impact on the Company’s consolidated operating results. A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net loss from the financial instruments presented by the amounts shown below.

	September 30	December 31
(in millions of U.S. dollars)	2013	2012
Canadian dollar	(1.3)	(11.8)
Australian dollar	(2.3)	(2.7)
Mexican peso	(3.0)	(2.9)
Chilean peso
Total translation risk exposure	(6.6)	(17.4)

Interest Rate Risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. All of the Company’s outstanding debt obligations are fixed; therefore, there is no exposure to changes in market interest rates. The Facility interest is variable; however, the Facility is undrawn as at September 30, 2013.

The Company is exposed to interest rate risk on its short-term investments which are included in cash and cash equivalents. The short-term investment interest earned is based on prevailing money market and bank account interest rates which may fluctuate. A 1.0% change in the interest rate would result in an annual difference of approximately $5.0 million in interest earned by the Company. The Company has not entered into any derivative contracts to manage this risk.

Price Risk
The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper. World gold prices have historically fluctuated widely and are affected by numerous factors beyond our control, including:

•	Strength of the U.S. economy and the economies of other industrialized and developing nations;
•	Global or regional political or economic crises;
•	Relative strength of the U.S. dollar and other currencies;
•	Expectations with respect to the rate of inflation;
•	Interest rates;
•	Purchases and sales of gold by central banks and other holders;
•	Demand for jewelry containing gold; and
•	Investment activity, including speculation, in gold as a commodity.

For the nine months ended September 30, 2013, the Company’s revenues and cash flows were impacted by gold prices in the range of $1,192 to $1,693 per ounce, and by copper prices in the range of $3.01 to $3.74 per pound. There is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can significantly impact the Company’s revenue and working capital position. As at September 30, 2013, working capital includes unpriced gold and copper concentrate receivables totalling 19,033 ounces of gold and 20.5 million pounds of copper. A $100 change in gold price per ounce would have an impact of $1.9 million on the Company’s working capital. A $0.10 change in copper price per pound would have an impact of $2.1 million on the Company’s working capital position.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. The Company has no fuel hedge contracts at this time.

The Company is also subject to price risk for changes in the Company’s common stock price per share. The Company has implemented, as part of its long-term incentive plan, a share award unit plan that the Company is required to satisfy in cash upon vesting. The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting. The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

An increase in gold, copper and silver prices would increase the Company’s net earnings whereas an increase in fuel or share unit award prices would decrease the Company’s net earnings. A 10% change in commodity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

Three months ended September 30
	2013	2013	2012	2012
(in millions of U.S. dollars)	Net earnings	Other Comprehensive Income	Net earnings	Other Comprehensive Income
Gold price	12.8	-	14.9	24.7
Silver price	7.6	-	3.4	-
Copper price	0.5	-	1.5	-
Fuel price	1.8	-	1.9	-
Warrants	3.3	-	15.0	-
Conversion option on convertible debt	-	-	2.9	-
Share aware units	0.5	-	0.7	-
Total price risk exposure	26.5	-	40.3	24.7

Nine months ended September 30
	2013	2013	2012	2012
(in millions of U.S. dollars)	Net earnings	Other Comprehensive Income	Net earnings	Other Comprehensive Income
Gold price	39.5	-	44.0	24.7
Silver price	19.1	-	5.7	-
Copper price	2.5	-	4.6	-
Fuel price	5.0	-	4.3	-
Warrants	3.3	-	15.0	-
Conversion option on convertible debt	-	-	2.9	-
Share aware units	0.5	-	0.7	-
Total price risk exposure	69.9	-	77.2	24.7

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

CRITICAL JUDGMENTS IN THE APPLICATION OF ACCOUNTING POLICIES

(i) Commencement of commercial production
Prior to the period when a mine has reached management’s intended operating levels, costs incurred as part of the development of the related mining property are capitalized and any mineral sales during the commissioning period are offset against the costs capitalized. The Company defines the commencement of commercial production as the date that a mine has achieved a consistent level of production. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached.

There are a number of factors the Company considers when determining if conditions exist for the commencement of commercial production of an operating mine. Management examines the following when making that judgment:

•	All major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
•	The completion of a reasonable period of testing of the mine plant and equipment;
•	The mine or mill has reached a pre-determined percentage of design capacity; and
•	The ability to sustain ongoing production of ore.

The list is not exhaustive and each specific circumstance is taken into account before making the decision.

(ii) Functional currency
The functional currency for each of the Company’s subsidiaries and equity investments is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity as the U.S. dollar. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determines the primary economic environment.

(iii) Determination of economic viability
Management has determined that exploratory drilling, evaluation, development and related costs incurred on the Blackwater development project have future economic benefits and are economically recoverable. In making this judgment, management has assessed various criteria including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise, existing permits and life of mine plans.

(iv) Carrying value of assets and impairment charges
In determining whether the impairment of the carrying value of an asset is necessary, management first determines whether there are external or internal indicators that would signal the need to test for impairment. These indicators consist of but are not limited to the prolonged significant decline in commodity prices, unfavourable changes to the legal environment in which the entity operates and evidence of long term reduced production of the asset. If an impairment indicator is identified, the Company compares the carrying value of the asset against the higher of the recoverable amount or fair value less cost to sell. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

(v) Determination of Cash Generating Unit (“CGU”)
In determining a CGU, management had to examine the smallest identifiable group of assets that generates cash inflows that are largely independent on cash inflows from other assets or groups of assets. The Company has determined that each mine site and development project qualifies as an individual CGU. Each of these assets generates cash inflows that are independent of the other assets and therefore qualifies as an individual asset for impairment testing purposes.

KEY SOURCES OF ESTIMATION UNCERTAINTY IN THE APPLICATION OF ACCOUNTING POLICIES

(i) Revenue recognition
Revenue from sales of concentrate is recorded when the rights and rewards of ownership pass to the buyer. Variations between the prices set in the contracts and final settlement prices may be caused by changes in the market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each reporting period until final settlement occurs, with changes in the fair value being recorded as revenue. For changes in metal quantities upon receipt of new information and assays, the provisional sales quantities are adjusted as well.

(ii) Inventory valuation
Management values inventory at the average production costs or net realizable value (“NRV”). Average production costs include expenditures incurred and depreciation and depletion of assets used in mining and processing activities that are deferred and accumulated as the cost of ore in stockpiles, ore on leach pad, work-in-process and finished metals inventories. The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.

(iii) Mineral reserves
The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous estimates in determining the mineral reserves and estimates. Such estimation is a subjective process, and the accuracy of any mineral reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operations.

(iv) Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(v) Deferred income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. The Company considers tax planning opportunities that are within the Company’s control, are feasible and implementable without significant obstacles. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax asset recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(vi) Reclamation and closure cost obligations
The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

ACCOUNTING STANDARDS AND RECENT ACCOUNTING PRONOUNCEMENTS
Accounting standards effective January 1, 2013

Consolidation

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements (“IFRS 10”), which supersedes Standing Interpretations Committee standards (“SIC”) 12 and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements (“IAS 27”). IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. IFRS 10 establishes control as the basis for an investor to consolidate its investees; it defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee. In addition, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”), which combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include reporting on the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements. Concurrently with the issuance of IFRS 10, IAS 27 and IAS 28 – Investments in Associates (“IAS 28”) were revised and reissued as IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures to align with the new consolidation guidance. The Company has evaluated the above standards and determined that they do not have a material impact on the consolidated financial statements.

Joint arrangements

In May 2011, the IASB issued IFRS 11 – Joint Arrangements (“IFRS 11”), which supersedes IAS 31 – Interests in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method. The Company has evaluated IFRS 11 and determined that it does not have a material impact on the consolidated financial statements.

Fair value measurement

In May 2011, as a result of the convergence project undertaken by the IASB and the U.S. Financial Accounting Standards Board, to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 – Fair Value Measurement (“IFRS 13”). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRS that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Company has evaluated IFRS 13 and determined that it does not have a material impact on the consolidated financial statements.

Financial statement presentation

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company has evaluated the amendments to IAS 1 and determined that they do not have a material impact on the consolidated financial statements.

Stripping costs in the production phase of a mine

In October 2011, the IASB issued IFRIC 20 – Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets. The adoption supported the Company’s current accounting policy which is disclosed as follows:

Stripping costs in surface mining

As part of its operations, the Company incurs stripping costs both during the development phase and production phase of its operations. Stripping costs incurred as part of development stage mining activities incurred by the Company are deferred and capitalized as part of mining properties.

Stripping costs incurred during the production stage are incurred in order to produce inventory or to improve access to ore which will be mined in the future. Where the costs are incurred to produce inventory, the production stripping costs are accounted for as a cost of producing those inventories, in accordance with IAS 2, Inventories. Where the costs are incurred to improve access to ore which will be mined in the future, the costs are deferred and capitalized to the balance sheet as a stripping activity asset (a non-current asset) if the following criteria are met: improved access to the ore body is probable, the component of the ore body can be accurately identified and the costs relating to the stripping activity associated with the component be reliably measured. If these criteria are not met the costs are expensed in the period in which they are incurred.

The stripping activity asset is subsequently depreciated using the units-of-production amortization method over the life of the identified component of the ore body to which access has been approved as a result of the stripping activity.

Accounting standards anticipated to be effective January 1, 2015

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified and subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. On July 22, 2011, the IASB agreed to defer the mandatory effective date of IFRS 9 from annual periods beginning on or after January 1, 2013 (with earlier application permitted) to annual periods beginning on or after January 1, 2015 (with earlier application still permitted). The IASB proposed the deferral of IFRS 9 in an exposure draft with a 60-day comment period which ended on October 21, 2011. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s management, with the participation of and under the supervision of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
Provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believes that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2012. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that, as at December 31, 2012, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s internal control over financial reporting as at December 31, 2012 has been audited by Deloitte LLP, Independent Registered Chartered Accountants who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2012. Deloitte LLP as stated in their report that immediately precedes the Company’s audited consolidated financial statements for the year ended December 31, 2012, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

CHANGES IN INTERAL CONTROL OVER FINANCIAL REPORTING
There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this MD&A.

CAUTIONARY NOTES

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this MD&A are Canadian mining terms as defined in accordance with National Instrument 43-101 (“NI 43-101”) under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on November 27, 2010. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and

Exchange Commission. Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve calculation is made. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance as well as information respecting Rainy River and its assets may be deemed “forward looking”. All statements in this MD&A, other than statements of historical fact, that address events or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation. Forward-looking statements in this MD&A include those under the headings “Outlook for 2013”, “Economic Outlook”, “Liquidity and Capital Resources Outlook” and “Contractual Obligations”, and include, among others, statements with respect to: guidance for production, cash costs and all-in sustaining costs; assessments of expected future commodity prices, exchange rates and economic environment; modifications to projects and operations; planned drilling activities and the goals and expected results of exploration efforts; the adequacy of liquidity and capital resources including cash flows; the estimation of mineral reserves and resources and the realization of such estimates; the timing of completion of feasibility studies or updates, reserve updates and other technical work or reports; expected reclamation and closure costs; and goals for corporate development activities and corporate social responsibility.

All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Material assumptions regarding our forward looking statements are discussed in this MD&A, the annual MD&A, the AIF and our Technical Report. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; price volatility in the spot and forward markets for commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, Mexico, the United States, Australia and Chile; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for Blackwater and the Rainy River Gold Project; in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization (EIS); and in Chile, where the courts have temporarily suspended the approval of the environmental permit for El Morro; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Reserves; competition; loss of key employees; additional funding requirements; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the PEA for Blackwater and the Feasibility Study for the Rainy River gold project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; uncertainties with respect to the successful integration of the business of Rainy River within the business of New Gold; unexpected delays and costs inherent to consulting and accommodating rights of First Nations; and uncertainties with respect to obtaining all necessary surface rights for the Rainy River project. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s (and, in respect to information related to the Rainy River gold project, in Rainy River’s) disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

TECHNICAL INFORMATION
The scientific and technical information contained in this MD&A has been reviewed and approved by Mark Petersen, a Qualified Person under NI 43-101 and an officer of New Gold.

This note regarding the PEA on Blackwater is in addition to cautionary language already included in this MD&A as required under NI 43-101. This MD&A includes information on Blackwater, which was outlined in the PEA Technical Report filed on October 10, 2012.  New Gold has, since the date of the PEA, completed non-material updates of the Mineral Resource estimate for Blackwater. Although the PEA represents useful, accurate and reliable information based on the information available at the time of its publication, and provides an important indicator as to the economic potential of Blackwater, the PEA is based on Mineral Resource estimates with an effective date of July 27, 2012, which do not reflect drilling conducted since their effective date, and the PEA does not reflect the latest Mineral Resource estimate discussed in this MD&A. Certain assumptions used in the PEA, some of which relate to the July 27, 2012 Mineral Resource estimate, may have changed from those used for the new Resource estimate, causing a variation of parameters.  Moreover, the updated Mineral Resource estimate may impact how New Gold intends to develop the deposit, including pit outlines, production rates and mine life.

The estimates of Mineral Reserves and Mineral Resources discussed in this MD&A may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. In addition to our February 5, 2013 and April 4, 2013 news releases, further details regarding Mineral Reserve and Resource estimates, classification and reporting parameters for each of New Gold's mineral properties are provided in the respective NI 43-101 Technical Reports, which are available at www.sedar.com.